Filed Pursuant to Rule 424(b)(5)
Registration No. 333-169772

We will amend and complete the information in this preliminary prospectus supplement and the accompanying prospectus.  This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission.  This preliminary prospectus supplement and the accompanying prospectus are not offers to sell nor solicitations of offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 2, 2011

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated October 5, 2010)

$
Public Service Company of Colorado

% First Mortgage Bonds, Series No. 22 due 2041
__________________

This is an offering of $            of          % first mortgage bonds, Series No. 22 due 2041 to be issued by Public Service Company of Colorado, a Colorado corporation.  We will pay interest on the first mortgage bonds on February 15 and August 15 of each year, commencing February 15, 2012.  The first mortgage bonds will mature on August 15, 2041.  The first mortgage bonds will be issued only in denominations of $1,000 and integral multiples thereof.  We may redeem the first mortgage bonds at any time, in whole or in part, at the redemption prices described in this prospectus supplement.

The first mortgage bonds will not be listed on any securities exchange or included in any automated quotation system.  Currently, there is no public market for the first mortgage bonds.  Please read the information provided under the caption “Supplemental Description of the First Mortgage Bonds” in this prospectus supplement and under the caption “Description of the First Mortgage Bonds” in the accompanying prospectus for a more detailed description of the first mortgage bonds.

The first mortgage bonds will be our senior secured obligations and will be secured equally and ratably with all of our other first mortgage bonds from time to time outstanding.
__________________

Investing in the first mortgage bonds involves risks.  See “Risk Factors” beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.
__________________

	Price to Public (1)		Underwriting Discount		Proceeds to Us (2)
Per % First Mortgage Bond		%		%		%
Total	$		$		$
___________________
(1)	Plus accrued interest, if any, from August , 2011.
(2)	Before deduction of expenses payable by us estimated at approximately $0.65 million.
__________________

The underwriters are offering the first mortgage bonds subject to various conditions.  The underwriters expect to deliver the first mortgage bonds in book-entry form only through the facilities of The Depository Trust Company, on or about August   , 2011.
_______________

Joint Book-Running Managers

BNP PARIBAS	Credit Suisse	Mizuho Securities
_______________

                         , 2011

This document is in two parts.  The first part is this prospectus supplement, which describes the specific terms of the first mortgage bonds we are offering in this prospectus supplement.  The second part, the base shelf prospectus, gives more general information, some of which may not apply to the first mortgage bonds we are offering in this prospectus supplement.  The accompanying base shelf prospectus dated October 5, 2010 is referred to as the “accompanying prospectus” in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we provide to you.  We have not authorized anyone to provide you with different information and, if given, you should not rely on it.  We are not making an offer of these securities in any jurisdiction where the offer is not permitted.  You should not assume that the information in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

If this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the information in this prospectus supplement.

It is expected that delivery of the first mortgage bonds will be made against payment for the first mortgage bonds on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+5”).  You should be advised that trading of the first mortgage bonds may be affected by the T+5 settlement.  See “Underwriting” in this prospectus supplement.

Prospectus Supplement

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents they incorporate by reference contain statements that are not historical fact and constitute “forward-looking statements.” When we use words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

●	economic conditions, including inflation rates, monetary fluctuations and their impact on capital expenditures;

●
the risk of a significant slowdown in growth or decline in the U.S. economy, the risk of delay in growth recovery in the U.S. economy or the risk of increased cost for insurance premiums, security and other items as a consequence of past or future terrorist attacks;

●	trade, monetary, fiscal, taxation and environmental policies of governments, agencies and similar organizations in geographic areas where we have a financial interest;

●	customer business conditions, including demand for their products or services and supply of labor and materials used in creating their products and services;

●
financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, or the SEC, the Federal Energy Regulatory Commission, or the FERC, the Colorado Public Utilities Commission, or CPUC, and similar entities with regulatory oversight;

●
availability or cost of capital such as changes in: interest rates; market perceptions of the utility industry, us, our parent company, Xcel Energy Inc., or any of its other subsidiaries; or security ratings;

●
factors affecting utility operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel or natural gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; environmental incidents; or electric transmission or natural gas pipeline constraints;

●	employee workforce factors, including loss or retirement of key executives, collective bargaining agreements with union employees or work stoppages;

●	increased competition in the utility industry or additional competition in the markets served by us;

●
state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and natural gas markets; industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of investments made under traditional regulation; nature of competitors entering the industry; retail wheeling; a new pricing structure; and former customers entering the generation market;

●	environmental laws and regulations, including legislation and regulations relating to climate change and the associated cost of compliance;

•
rate-setting policies or procedures of regulatory entities, including environmental externalities, which are values established by regulators assigning environmental costs to each method of electricity generation when evaluating generation resource options;

•	social attitudes regarding the utility and power industries;

•	cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

•	technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

•	risks associated with implementations of new technologies; and

•	other business or investment considerations that may be disclosed from time to time in our SEC filings or in other publicly disseminated written documents.

You are cautioned not to rely unduly on any forward-looking statements.  These risks and uncertainties associated with forward-looking statements are discussed in detail under “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011 and in other documents on file with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus.  You may obtain copies of these documents as described in the accompanying prospectus under the caption “Where You Can Find More Information.”

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  The foregoing review of factors should not be construed as exhaustive.

PROSPECTUS SUPPLEMENT SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus.  This summary highlights selected information from this prospectus supplement and the accompanying prospectus.  As a result, it does not contain all of the information you should consider before investing in the first mortgage bonds offered by this prospectus supplement.  You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under the caption “Where You Can Find More Information” in the accompanying prospectus.  In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, the “Company,” “we,” “us” and “our” refer to Public Service Company of Colorado, a Colorado corporation.

The Company

We were incorporated in 1924 under the laws of the State of Colorado. We are an operating utility engaged primarily in the generation, purchase, transmission, distribution and sale of electricity in Colorado.  We also purchase, transport, distribute and sell natural gas to retail customers and transport customer-owned natural gas. At December 31, 2010, we provided electric utility service to approximately 1.4 million customers and natural gas utility service to approximately 1.3 million customers.

We own the following direct subsidiaries: 1480 Welton, Inc. and United Water Company, both of which own certain of our real estate interests; and Green and Clear Lakes Company, which owns water rights and certain of our real estate interests. We also hold controlling interests in several other relatively small ditch and water companies.

We are a wholly owned subsidiary of Xcel Energy Inc., or Xcel Energy, a Minnesota corporation. Xcel Energy was incorporated under the laws of the State of Minnesota in 1909. Among Xcel Energy’s other subsidiaries are Northern States Power Company, a Minnesota corporation, Southwestern Public Service Company, a New Mexico corporation, and Northern States Power Company, a Wisconsin corporation. Xcel Energy is a publicly held company and files periodic reports and other documents with the SEC. All of the members of our board of directors and many of our executive officers also are executive officers of Xcel Energy.

Our principal executive offices are located at 1800 Larimer Street, Suite 1100, Denver, Colorado 80202 and our telephone number is (303) 571-7511.

The Offering

The following summary contains basic information about this offering.  Because this is only a summary, it does not contain all of the information that may be important to you.  For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including the information under the caption “Supplemental Description of the First Mortgage Bonds,” the accompanying prospectus, including the information under the caption “Description of the First Mortgage Bonds,” and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Issuer	Public Service Company of Colorado

Securities Offered	$ principal amount of % First Mortgage Bonds, Series No. 22 due 2041.

Maturity	August 15, 2041.

Interest Rate	% per year.

Interest Payment Dates	February 15 and August 15 of each year, beginning on February 15, 2012.

Ranking
The first mortgage bonds will be our senior secured obligations and will be secured equally and ratably with all of our other outstanding first mortgage bonds and any first mortgage bonds hereafter issued under the Indenture, dated as of October 1, 1993, as supplemented, or the Mortgage Indenture, between us and U.S. Bank National Association (formerly First Trust of New York, National Association), as successor trustee, or the Mortgage Trustee.  As of June 30, 2011, there were ten series of first mortgage bonds outstanding under the Mortgage Indenture in an approximate aggregate principal amount of $3.1 billion.

Collateral	The first mortgage bonds are secured by a first mortgage lien on substantially all of our electric utility properties, subject to limited exceptions.

Optional Redemption	We may redeem the first mortgage bonds at any time prior to February 15, 2041, in whole or in part, at a “make whole” redemption price equal to the greater of (1) 100% of the principal amount of first mortgage bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the first mortgage bonds being redeemed (excluding the portion of any such interest accrued to but excluding the date fixed for redemption), discounted to but excluding the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined below under the caption “Supplemental Description of the First Mortgage Bonds — Optional Redemption”) plus basis points plus, in each case, accrued and unpaid interest to but excluding the date fixed for redemption. At any time on or after February 15, 2041, we may redeem the first mortgage bonds, in whole or in part, at 100% of the principal amount being redeemed plus accrued and unpaid interest thereon to but excluding the date fixed for redemption. See “Supplemental Description of the First Mortgage Bonds — Optional Redemption” for more information.

Sinking Fund	None.

Use of Proceeds
We intend to use a portion of the net proceeds from the sale of the first mortgage bonds to repay short-term debt borrowings incurred to fund our daily operational needs.  The balance of the net proceeds will be used for general corporate purposes.  As of June 30, 2011, we had $149 million of short-term borrowings outstanding.  See “Use of Proceeds” on page S-7.

Trustee	U.S. Bank National Association.

Governing Law
The Mortgage Indenture is, and the first mortgage bonds will be, governed by and construed in accordance with the laws of the State of New York, except to the extent the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act, is applicable and except to the extent the law of any jurisdiction where property subject to the Mortgage Indenture is located mandatorily governs the perfection, priority or enforcement of the lien of the Mortgage Indenture with respect to that property.

RISK FACTORS

You should carefully consider the risks and uncertainties described below as well as any cautionary language or other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information under the caption “Item 1A.  Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, as modified by our quarterly reports on Form 10-Q and other SEC filings filed after such annual report and the information under the caption “Critical Accounting Policies” in this prospectus supplement, before purchasing the first mortgage bonds offered by this prospectus supplement.  Those risks and the risks set forth below are those that we consider to be the most significant to your decision whether to invest in the first mortgage bonds.  If any of the events described therein or set forth below occurs, our business, financial condition or results of operations could be materially harmed.  In addition, we may not be able to make payments on the first mortgage bonds, and this could result in your losing all or part of your investment.

Risks Related to the First Mortgage Bonds

Any lowering of the credit ratings on the first mortgage bonds would likely reduce their value.

As described under the caption “Item 1A.  Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, our credit ratings could be lowered or withdrawn entirely by a rating agency in the future.  Any lowering of the credit ratings on our first mortgage bonds would likely reduce the value of the first mortgage bonds offered by this prospectus supplement.

The first mortgage bonds offered by this prospectus supplement have no prior public market, and we cannot assure you that any public market will develop or be sustained after the offering.

Although the first mortgage bonds offered by this prospectus supplement generally may be resold or otherwise transferred by holders who are not our affiliates, they will constitute a new issue of securities without an established trading market.  We have been advised by the underwriters that they may make a market in the first mortgage bonds, but they have no obligation to do so and may discontinue market making at any time without providing notice.  There can be no assurance that a market for the first mortgage bonds will develop or, if it does develop, that it will continue.  If an active public market does not develop, the market price and liquidity of the first mortgage bonds may be adversely affected.  Furthermore, we do not intend to apply for listing of the first mortgage bonds on any securities exchange or automated quotation system.

USE OF PROCEEDS

We estimate that our proceeds from the sale of the first mortgage bonds, less underwriting discounts and other offering expenses, will be approximately $                  .  We intend to use a portion of the net proceeds from the sale of the first mortgage bonds to repay short-term debt borrowings incurred to fund our daily operational needs.  The balance of the net proceeds will be used for general corporate purposes.  As of June 30, 2011, we had $149 million of short-term borrowings outstanding with a weighted average annual interest rate of 0.35%.

RATIO OF CONSOLIDATED EARNINGS TO CONSOLIDATED FIXED CHARGES

The table below sets forth our ratio of consolidated earnings to consolidated fixed charges for the periods indicated.

	Six Months Ended June 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Ratio of consolidated earnings to consolidated fixed charges	3.1	3.7	3.2	3.5	2.4	2.2
_______________________

For purposes of computing the ratios of consolidated earnings to consolidated fixed charges, (1) earnings consist of income from continuing operations before income taxes plus fixed charges, and (2) fixed charges consist of interest charges, including interest on long-term debt, life insurance policy borrowings, the interest component on leases, other interest charges and amortization of debt discount, premium and expense.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008, have been derived from our audited consolidated financial statements and the related notes.  The selected consolidated financial data as of June 30, 2011, and for the six months ended June 30, 2011 and 2010 have been derived from our unaudited consolidated financial statements and the related notes.  The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited and unaudited consolidated financial statements and related notes and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the period ended June 30, 2011, which we incorporate by reference in this prospectus supplement and the accompanying prospectus.  See “Where You Can Find More Information” in the accompanying prospectus.  The historical financial information may not be indicative of our future performance.

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(Thousands of Dollars)
Consolidated Statements of Income Data:
Operating revenues	$2,077,547	$2,149,993	$4,164,370	$3,808,309	$4,393,044
Operating expenses	1,729,063	1,792,238	3,409,318	3,212,638	3,803,479
Operating income, net	348,484	357,755	755,052	595,671	589,565

Other income, net	7,315	8,139	40,487	45,814	52,906
Interest charges and financing costs	89,889	84,348	166,638	147,760	136,047
Income taxes	98,262	119,611	229,181	170,405	166,628
Net income	$167,648	$161,935	$399,720	$323,320	$339,796

	June 30,	December 31,
	2011	2010	2009
	(unaudited)
	(Thousands of Dollars)
Consolidated Balance Sheet Data:
Current assets	$941,325	$1,131,018	$1,230,761
Property, plant and equipment, net	9,292,437	9,200,556	8,104,841
Other assets	895,788	897,256	882,146
Total assets	$11,129,550	$11,228,830	$10,217,748

Current portion of long-term debt	$5,770	$6,970	$3,964
Short-term debt	149,000	269,400	95,000
Borrowings under utility money pool arrangement	-	-	84,000
Other current liabilities	733,358	800,714	822,900
Total current liabilities	888,128	1,077,084	1,005,864

Deferred credits and other liabilities	2,767,865	2,785,299	2,641,082
Long-term debt	3,227,966	3,228,253	2,824,988
Common stockholder’s equity	4,245,591	4,138,194	3,745,814
Total liabilities and equity	$11,129,550	$11,228,830	$10,217,748

CRITICAL ACCOUNTING POLICIES

You should consider the financial data and other information contained in our audited and unaudited consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011, which we incorporate by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in the first mortgage bonds.

Preparation of the consolidated financial statements and related disclosures in compliance with generally accepted accounting principles requires the application of accounting rules and guidance, as well as the use of estimates.  The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and anticipated recovery of costs.  These judgments could materially impact the consolidated financial statements and disclosures, based on varying assumptions.  In addition, the financial and operating environment also may have a significant effect on the operation of the business and on the results reported even if the nature of the accounting policies applied have not changed.  The accounting policies described below are the most critical to the portrayal of our financial condition and results, and require management’s most difficult, subjective or complex judgments.  Each of these has a higher potential likelihood of resulting in materially different reported amounts under different conditions or using different assumptions.  Each critical accounting policy has been discussed with the audit committee of Xcel Energy’s board of directors.

Regulatory Accounting

We are a rate-regulated entity that is subject to the accounting for regulated operations, which provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those incurred costs in rates, if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates could be charged and collected.  Our rates are derived through the ratemaking process, which results in the recording of regulatory assets and liabilities based on the probability of current and future cash flows.  Regulatory assets represent incurred or accrued costs that have been deferred because they are probable of future recovery from customers.  Regulatory liabilities represent amounts that are expected to be refunded to customers in future rates or amounts collected in current rates for future costs.  In other businesses or industries, regulatory assets would be charged to expense and regulatory liabilities would be recorded as income.  As of June 30, 2011 and December 31, 2010, we had recorded regulatory assets of approximately $999 million and $1 billion, respectively, and regulatory liabilities of approximately $496 million and $523 million, respectively.  If future recovery of our costs ceases to be probable, we would be required to charge these assets to current earnings.  While there are no current or expected proposals or changes in the regulatory environment that impact the probability of future recovery of these assets, if the SEC should mandate the use of international financial accounting standards, or IFRS, the lack of an accounting standard for rate-regulated entities under IFRS could require us to charge incurred regulatory assets to earnings and regulatory liabilities to income.

Income Tax Accruals

Judgment, uncertainty and estimates are a significant aspect of the income tax accrual process that accounts for the effects of current and deferred income taxes.  Uncertainty associated with the application of tax statutes and regulations and the outcomes of tax audits and appeals require that judgment and estimates be made in the accrual process and in the calculation of effective tax rates.

Effective tax rates are also highly impacted by assumptions.  Effective tax rate calculations are revised every quarter based on best available year-end tax assumptions, such as income levels, deductions and credits, by legal entity; adjusted in the following year after returns are filed, with the tax accrual estimates being trued-up to the actual amounts claimed on the tax returns; and further adjusted after examinations by taxing authorities have been completed.

In accordance with the interim reporting guidance, a tax expense or benefit is recorded every quarter to eliminate the difference in continuing operations tax expense computed based on the actual year-to-date effective tax rates and the forecasted annual effective tax rates.

Accounting for income taxes also requires that only tax benefits that meet the “more likely than not” recognition threshold can be recognized or continue to be recognized.  The change in the unrecognized tax benefits needs to be reasonably estimated based on an evaluation of the nature of uncertainty, the nature of the event that could cause the change and an estimated range of reasonably possible changes.  At any period end, and as new developments occur, management will use prudent business judgment to unrecognize appropriate amounts of tax benefits.  Unrecognized tax benefits can be recognized as issues are favorably resolved and loss exposures decline.

As disputes with the Internal Revenue Service and state tax authorities are resolved over time, we may need to adjust our unrecognized tax benefits and interest accruals to the updated estimates needed to satisfy tax and interest obligations for the related issues.  These adjustments may be favorable or unfavorable, increasing or decreasing earnings.

Employee Benefits and Pension Costs

Xcel Energy offers various benefit plans to its subsidiaries’ employees, including our employees.  Xcel Energy’s pension costs are based on an actuarial calculation that includes a number of key assumptions, most notably the annual return level that pension investment assets will earn in the future and the interest rate used to discount future pension benefit payments to a present value obligation for financial reporting.  In addition, the actuarial calculation uses an asset-smoothing methodology to reduce the volatility of varying investment performance over time.  A portion of Xcel Energy’s pension costs are attributable to its operating subsidiaries, including us.

Pension costs and funding requirements are expected to increase in the next few years.  While investment returns exceeded the assumed levels from 2004 through 2006 and during 2009 through 2010, investment returns in 2007 and 2008 were significantly below the assumed levels.  The investment gains or losses resulting from the difference between the expected pension returns and actual returns earned are deferred in the year the difference arises and are recognized over the expected average remaining years of service for active employees.  Based on current assumptions and the recognition of past investment gains and losses, currently it is projected that the pension costs recognized for financial reporting purposes will increase from an expense of $12.9 million in 2009 and an expense of $47.8 million in 2010 to an expense of approximately $83.3 million in 2011 and an expense of approximately $116.0 million in 2012, of which $30.9 million in 2011 and $38.1 million in 2012 is expected to be attributed to us.  The expected increase in the 2011 expense is due to the continued phase in of unrecognized plan losses primarily resulting from the market decline in 2008.

Xcel Energy set the discount rate used to value the December 31, 2010 pension and postretirement health care obligations at 5.5%, which is a 50 basis point decrease from December 31, 2009.  Multiple reference points are used in determining the discount rate, including Citigroup Pension Liability Discount Curve, the Citigroup Above Median Curve, and bond matching studies. In addition to the reference points utilized above, general survey data provided by our actuaries is also reviewed to assess the reasonableness of the discount rate selected. At December 31, 2010, the above reference points supported the selected rate.

The Pension Protection Act changed the minimum funding requirements for defined benefit pension plans beginning in 2008.  Xcel Energy accelerated its planned 2010 contribution of $100 million based on available liquidity, bringing its total pension contributions to $200 million during 2009, of which $188 million was attributed to us.  In 2010, Xcel Energy voluntarily contributed $34 million to one of its pension plans, none of which was attributed to us.  In January 2011, Xcel Energy contributed $134 million, allocated across three of its pension plans of which $58.3 million was allocated to us.  The January 2011 contribution raised the overall funded status from 84 percent at December 31, 2010 to 88 percent with all other pension assumptions remaining constant.  Based on updated valuation results received in March 2011 for the NCE Non-Bargaining Pension Plan, Xcel Energy made a required contribution of $3.3 million to the NCE Non-Bargaining Pension Plan in 2011. Projected pension funding contributions for 2012, which will be dependent on several factors including realized asset performance, future discount rate, IRS and legislative initiatives as well as other actuarial assumptions, are estimated to range between $150 million to $200 million, of which $40 million is expected to be allocated to us.  For future years, we anticipate contributions will be made to avoid benefit restrictions and at-risk status.  These amounts are estimates and may change based on actual market performance, changes in interest rates, and any changes in governmental regulations.  Therefore, additional contributions could be required in the future.  However, all pension costs are expected to be recoverable in rates.

If alternative assumptions were used for December 31, 2010, pension expense determinations, a 1% change would result in the following impact on the estimates recognized by us:

	Pension Costs
	+1%	-1%
	(Millions of Dollars)
Effect on December 31, 2010 Benefit Obligations:
Rate of Return	$(9.8)	$9.8
Discount Rate	$(6.3)	$6.5

Effective December 31, 2010, the initial medical trend assumption was reduced from 6.8% to 6.5%. The ultimate trend assumption remained unchanged at 5.0%. The period until the ultimate rate is reached increased from three years to eight years.  The medical trend assumption is based on the long-term cost inflation expected in the health care market, considering the levels projected and recommended by industry experts, as well as recent actual medical cost increases experienced by Xcel Energy’s retiree medical plan. Xcel Energy contributed $48.4 million during 2010 and $62.2 million during 2009 to the postretirement health care plans, of which $30.5 million and $42.9 million were attributed to us.  Xcel Energy expects to contribute approximately $44.3 million during 2011, of which $25.0 million would be attributable to us.

Xcel Energy recovers employee benefits costs in its regulated utility operations consistent with accounting guidance with the exception that our Colorado and FERC jurisdictions allow the recovery of other post retirement benefit costs only to the extent that recognized expense is matched by cash contributions to an irrevocable trust.  Xcel Energy has consistently funded at a level to allow full recovery of costs in these jurisdictions.

We continually make judgments and estimates related to these critical accounting policy areas, based on an evaluation of the varying assumptions and uncertainties for each area.  The information and assumptions underlying many of these judgments and estimates will be affected by events beyond our control, or otherwise change over time.  This may require adjustments to recorded results to better reflect the events and updated information that becomes available.  The consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2010 along with expenses and contributions as reported on our Quarterly Report on Form 10-Q for the period ended June 30, 2011 reflect management’s best estimates and judgments of the impact of these factors as of June 30, 2011.

These policies are further discussed in the “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010	2009
	(Thousands of Dollars)		(Thousands of Dollars)
Net cash provided by operating activities	$442,564	$443,879	$812,331	$473,339

Net cash provided by operating activities decreased by $1.3 million, or 0.3%, for the first six months of 2011 compared with the first six months of 2010.  The decrease was primarily the result of changes in working capital partially offset by higher pension contributions made in 2011.  Net cash provided by operating activities increased by $339.0 million for the year ended December 31, 2010 compared with the year ended December 31, 2009.  The increase was primarily the result of higher net income, higher depreciation and amortization and changes in working capital, partially offset by lower pension contributions made in 2010 and changes in deferred taxes.

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010	2009
	(Thousands of Dollars)		(Thousands of Dollars)
Net cash used in investing activities	$(274,865)	$(295,307)	$(1,292,871)	$(586,303)

Net cash used in investing activities decreased by $20.4 million, or 6.9%, for the first six months of 2011 compared with the first six months of 2010.  The decrease was primarily the result of decreased investments in the utility money pool in 2011, partially offset by increased capital expenditures.  Net cash used in investing activities increased by $706.6 million for the year ended December 31, 2010 compared with the year ended December 31, 2009.  The increase was primarily due to the acquisition of two natural-gas fired generation facilities, partially offset by decreased capital expenditures due to the completion of Comanche Unit 3.

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010	2009
	(Thousands of Dollars)		(Thousands of Dollars)
Net cash provided by (used in) financing activities	$(179,226)	$(173,686)	$480,023	$135,195

Net cash used in financing activities increased by $5.5 million, or 3.2%, for the first six months of 2011 compared with the first six months of 2010.  This increase was primarily the result of lower capital contributions from Xcel Energy and higher repayments of short-term borrowings, partially offset by lower net investments in the utility money pool in 2011.   Net cash provided by financing activities increased by $344.8 million for the year ended December 31, 2010 compared with the year ended December 31, 2009.  This increase was primarily the result of higher short-term borrowings, lower repayments of long-term borrowings, and higher capital contributions from Xcel Energy, partially offset by lower net borrowings from the utility money pool in 2010.

Capital Requirements

Capital Expenditures.  The estimated cost, as of December 31, 2010, of our capital expenditure program is approximately $700 million in 2011, approximately $820 million in 2012, approximately $920 million in 2013, approximately $880 million in 2014 and approximately $760 million in 2015.  These amounts include expenditures for the Clean-Air-Clean Jobs Act’s emission reduction plan.

Our capital expenditure programs are subject to continuing review and modification.  Actual utility construction expenditures may vary from the estimates due to changes in electric and natural gas projected load growth, regulatory decisions, the desired reserve margin and the availability of purchased power, as well as alternative plans for meeting our long-term energy needs.  In addition, our evaluation of compliance with future requirements to install emission-control equipment, and merger, acquisition and divestiture opportunities to support corporate strategies may impact actual capital requirements.

Contractual Obligations and Other Commitments.  We have a variety of contractual obligations and other commercial commitments that represent prospective requirements in addition to our capital expenditure programs.  The following is a summarized table of contractual obligations as of December 31, 2010.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(Thousands of Dollars)
Long-term debt, principal and interest payments	$4,949,260	$174,789	$1,130,360	$479,235	$3,164,876
Capital lease obligations	753,737	31,392	59,173	56,392	606,780
Operating leases (1)(2)	1,125,179	60,386	157,552	187,322	719,919
Unconditional purchase obligations (3)	3,901,094	799,777	737,241	480,108	1,883,968
Other long-term obligations	63,596	15,869	21,930	21,901	3,896
Payments to vendors in process	32,342	32,342	-	-	-
Short-term debt	269,400	269,400	-	-	-
Total contractual cash obligations (4)(5)(6)	$11,094,608	$1,383,955	$2,106,256	$1,224,958	$6,379,439
_______________________

(1)
Under some leases, including most of our railcar, vehicle and equipment and aircraft leases, we must sell or purchase the property that we lease if we choose to terminate before the scheduled lease expiration date.  As of December 31, 2010, the amount that we would have to pay if we chose to terminate these leases was approximately $70.6  million.  In addition, at the end of the equipment leases’ terms, each lease must be extended, equipment must be purchased for the greater of the fair value or unamortized value or equipment must be sold to a third party with us making up any deficiency between the sales price and the unamortized value.

(2)
Included in operating lease payments are $44.6 million, $128.9 million, $159.1 million and $677.9 million for less than one year, one to three years, four to five years and after five years, respectively, pertaining to power purchase agreements that are accounted for as operating leases.

(3)
We have contracts providing for the purchase and delivery of a significant portion of our current coal and natural gas requirements.  We have entered into agreements with utilities and other energy suppliers for purchased power to meet system load and energy requirements, replace generation from company-owned units under maintenance and during outages and meet operating reserve obligations.  Certain contractual purchase obligations are adjusted based on indices.  The effects of price changes are mitigated, however, through cost-of-energy adjustment mechanisms.

(4)
We also have outstanding authority under contracts and blanket purchase orders to purchase up to approximately $524.7 million of goods and services through the year 2050, in addition to the amounts disclosed in this table and in the forecasted capital expenditures.

(5)
In January 2011, Xcel Energy contributed $134 million, allocated across three of its pension plans, of which $58.3 million was allocated to us.  Based on updated valuation results received in March 2011 for the NCE Non-Bargaining Pension Plan, Xcel Energy made a required contribution of $3.3 million to the NCE Non-Bargaining Pension Plan in July 2011.  Projected pension funding contributions for 2012, which will be dependent on several factors including realized asset performance, future discount rate, IRS and legislative initiatives as well as other actuarial assumptions, are estimated to range between $150 million to $200 million of which $40 million is expected to be allocated to us.

(6)	Xcel Energy expects to contribute approximately $44.3 million to the postretirement health care plans during 2011, of which $25.0 million would be attributable to us.

Dividend Policy

Historically, we have paid quarterly dividends to Xcel Energy.  In 2009, 2010 and the first six months of 2011, we paid dividends to Xcel Energy of $266.2 million, $265.8 million and $135.0 million, respectively.  The payment of dividends is subject to the FERC’s jurisdiction under the Federal Power Act, which prohibits the payment of dividends out of capital accounts; payment of dividends is allowed out of retained earnings only.

Capital Sources

We expect to meet future financing requirements by periodically issuing long-term debt and short-term debt and by receiving equity contributions from Xcel Energy to maintain desired capitalization ratios.  To the extent Xcel Energy experiences constraints on available capital sources, it may limit its equity contributions to us.

We have a $700 million revolving credit facility that expires in March 2015.  We have the right to request an extension of the revolving termination date for two additional one year periods, subject to majority bank group approval.  At June 30, 2011, borrowings under that credit facility were classified as a long-term liability on the consolidated balance sheet.  The credit facility serves as a back-up for our commercial paper and letters of credit.  After considering outstanding commercial paper and letters of credit, as of June 30, 2011, we had approximately $546.4 million available under this revolving credit facility. We expect to use a portion of the net proceeds from this offering to repay the outstanding commercial paper borrowings. See “Use of Proceeds” for more information.

Short-Term Funding Sources

Historically, we have used a number of sources to fulfill short-term funding needs, including operating cash flow, notes payable, commercial paper, utility money pool borrowings and bank lines of credit.  The amount and timing of short-term funding needs depend in large part on financing needs for utility construction expenditures and working capital as discussed above under the caption “— Capital Requirements.”

Operating cash flow as a source of short-term funding is affected by such operating factors as weather; regulatory requirements, including rate recovery of costs, environmental regulation compliance and industry deregulation; changes in the trends for energy prices; and supply and operational uncertainties, all of which are difficult to predict.

Short-term borrowing as a source of short-term funding is affected by access to the capital markets on reasonable terms.  Our access varies based on our financial performance and existing debt levels.  If our current debt levels are perceived to be at or higher than standard industry levels or those levels that can be sustained by our current operating performance, our access to reasonable short-term borrowings could be limited.  These factors are evaluated by credit rating agencies that review our and Xcel Energy’s operations on an ongoing basis.

Our cost of capital and access to capital markets for both long-term and short-term funding are dependent in part on credit rating agency reviews.  As discussed above under the caption “Risk Factors,” our credit ratings could be lowered or withdrawn in the future.

As of June 30, 2011, we had cash and cash equivalents of approximately $21.4 million.

SUPPLEMENTAL DESCRIPTION OF THE FIRST MORTGAGE BONDS

Please read the following information concerning the first mortgage bonds offered by this prospectus supplement in conjunction with the statements under the caption “Description of the First Mortgage Bonds” in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes.  The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the Mortgage Indenture, as supplemented by the Supplemental Indenture dated as of August 1, 2011 relating to the first mortgage bonds offered by this prospectus supplement.  The Mortgage Indenture, as supplemented, is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the first mortgage bonds are being offered and sold.  As of June 30, 2011, there were ten series of first mortgage bonds outstanding under the Mortgage Indenture in an approximate aggregate principal amount of $3.1 billion.

General

We will offer $         million principal amount of         % First Mortgage Bonds, Series No. 22 due 2041 as a series of first mortgage bonds under the Mortgage Indenture, as supplemented.  The entire principal amount of the first mortgage bonds will mature and become due and payable, together with any accrued and unpaid interest thereon, on August 15, 2041.

Interest Payments

Each first mortgage bond will bear interest at the annual rate set forth on the cover page of this prospectus supplement from August    , 2011, payable semi-annually on February 15 and August 15 of each year, beginning February 15, 2012, to the person in whose name the first mortgage bond is registered at the close of business on February 1 or August 1 immediately preceding such February 15 and August 15.  Interest at maturity will be paid to the person to whom principal is paid.  So long as the first mortgage bonds are in book-entry only form, we will wire any payments of principal, interest and premium to DTC, as depository, or its nominee.  See “Book-Entry System” in the accompanying prospectus for a discussion of the procedures for payment to the beneficial owners of the first mortgage bonds.  The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months based on the actual number of days elapsed.  In the event that any date on which interest is payable on the first mortgage bonds is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.  The term “business day” means any day, other than a Saturday or Sunday, that is not a day on which the offices of the Mortgage Trustee in The City of New York, New York are generally authorized or required by law or executive order to remain closed.

Reopening of Series

We may, from time to time, without the consent of the holders of the first mortgage bonds offered in this prospectus supplement, reopen the series of the first mortgage bonds and issue additional first mortgage bonds with the same terms (including maturity and interest payment terms), except for the public offering price and issue date, as the first mortgage bonds offered in this prospectus supplement.  Any such additional first mortgage bonds, together with the first mortgage bonds offered in this prospectus supplement, will constitute a single series under the Mortgage Indenture.

Optional Redemption

We may redeem the first mortgage bonds at any time prior to February 15, 2041, in whole or in part, at a “make whole” redemption price equal to the greater of (1) 100% of the principal amount of first mortgage bonds being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the first mortgage bonds being redeemed (excluding the portion of any such interest accrued to but excluding the date fixed for redemption), discounted to but excluding the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus          basis points plus, in each case, accrued and unpaid interest thereon to but excluding the date fixed for redemption.  At any time on or after February 15, 2041 we may redeem, in whole or in part, the first mortgage bonds at 100% of the principal amount of the first mortgage bonds being redeemed plus accrued and unpaid interest thereon to but excluding the date of redemption.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the first mortgage bonds being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the first mortgage bonds being redeemed.

“Comparable Treasury Price” means (1) the average of the Reference Treasury Dealer Quotations for the date fixed for redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations for the date fixed for redemption, or (2) if the Mortgage Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all of the Reference Treasury Dealer Quotations.

“Independent Investment Banker” means BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, or Mizuho Securities USA Inc., or their respective successors or, if such firms or successors are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Mortgage Trustee after consultation with us.

“Primary Treasury Dealer” means any primary U.S. Government securities dealer in the United States.

“Reference Treasury Dealer” means (1) each of BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC,  and Mizuho Securities USA Inc. and any other Primary Treasury Dealer designated by, and not affiliated with, BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, or Mizuho Securities USA Inc. or their respective successors, provided, however, that if BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, or Mizuho Securities USA Inc. or any of their respective designees ceases to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealer selected by us after consultation with an Independent Investment Banker.

“Reference Treasury Dealer Quotations” means, for any Reference Treasury Dealer and any date fixed for redemption, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the date fixed for redemption.

“Treasury Yield” means, for any date fixed for redemption, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15 (519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Yield will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date fixed for redemption.  The Treasury Yield will be calculated on the third business day preceding the date fixed for redemption.

To exercise our option to redeem any of the first mortgage bonds, we will mail a notice of redemption at least 30 days but not more than 60 days prior to the date fixed for redemption to the holders of the first mortgage bonds to be redeemed (which, as long as the first mortgage bonds are held in the book-entry only system, will be DTC, its nominee or a successor depository).  If we elect to redeem fewer than all the first mortgage bonds, the Mortgage Trustee will select in a manner as it deems fair and appropriate the particular first mortgage bonds or portions of them to be redeemed, subject to the rules and procedures of DTC.

Any notice of redemption at our option may state that the redemption will be conditional upon receipt by the paying agent or agents, on or prior to the date fixed for the redemption, of money sufficient to pay the principal, premium, if any, and interest, if any, on the first mortgage bonds and that if the money has not been so received, the notice will be of no force and effect and we will not be required to redeem the first mortgage bonds.  On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the first mortgage bonds or the portions of them so called for redemption will cease to accrue.

Sinking Fund

The first mortgage bonds do not provide for any sinking fund.

Form and Denomination

The first mortgage bonds will be issued as one or more global securities in the name of the Depository or a nominee of DTC and will be available only in book-entry form.  See “— Book-Entry System” in the accompanying prospectus.  The first mortgage bonds will be issued only in denominations of $1,000 and multiples thereof.

Events of Default

See “Description of the First Mortgage Bonds — Events of Default” in the accompanying prospectus.

Same-Day Settlement and Payment

The underwriters will pay us and settle for the first mortgage bonds in immediately available funds.  We will make all payments of principal and interest in immediately available funds.

The first mortgage bonds will trade in DTC’s same-day funds settlement system until maturity or until the first mortgage bonds are issued in certificated form, and secondary market trading activity in the first mortgage bonds will therefore be required by DTC to settle in immediately available funds.  No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the first mortgage bonds.

Governing Law

The Mortgage Indenture is, and the first mortgage bonds will be, governed by and construed in accordance with the laws of the State of New York except to the extent the Trust Indenture Act is applicable and except to the extent the law of any jurisdiction where property subject to the Mortgage Indenture is located mandatorily governs the perfection, priority or enforcement of the lien of the Mortgage Indenture with respect to that property.

Mortgage Trustee

U.S. Bank National Association is the trustee under the Mortgage Indenture.  Richard K. Davis is the chairman, president and chief executive officer, and director of, U.S. Bancorp, the parent company of U.S. Bank National Association, and is on the Board of Directors of Xcel Energy.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the respective principal amounts of first mortgage bonds set forth opposite its name below:

Underwriters	Principal Amount of Bonds
BNP Paribas Securities Corp.	$
Credit Suisse Securities (USA) LLC
Mizuho Securities USA Inc.
Total	$

The underwriters have agreed to purchase all of the first mortgage bonds sold under the underwriting agreement if any of the first mortgage bonds are purchased.  The underwriting agreement provides that the obligations of the several underwriters to purchase the first mortgage bonds offered by this prospectus supplement are subject to the approval of specified legal matters by their counsel and several other specified conditions.  If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have advised us that they propose to offer the first mortgage bonds offered by this prospectus supplement to the public at the initial public offering price set forth on the cover of this prospectus supplement and may offer the first mortgage bonds to certain securities dealers at such price less a concession not in excess of         % of the principal amount of the first mortgage bonds.  The underwriters may allow, and such dealers may reallow, a concession not in excess of         % of the principal amount of the first mortgage bonds on sales to certain other brokers and dealers.  After the initial offering of the first mortgage bonds, the underwriters may change the offering price and the other selling terms.  The offering of the first mortgage bonds by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discount and commissions that we will pay to the underwriters in connection with this offering of first mortgage bonds (expressed as a percentage of the principal amount of the first mortgage bonds):

Paid by the Company
Per First Mortgage Bond	%

We estimate that our total expenses of this offering, excluding discounts and commissions, will be approximately $0.65 million.

The first mortgage bonds are a new issue of securities with no established trading market.  The underwriters have informed us that they may make a market in the first mortgage bonds from time to time.  The underwriters are not obligated to do this, and they may discontinue this market making for the first mortgage bonds at any time without notice.  Therefore, no assurance can be given concerning the liquidity of the trading market for the first mortgage bonds or that an active market for the first mortgage bonds will develop.  We do not intend to apply for listing of the first mortgage bonds on any securities exchange or automated quotation system.

In connection with the offering of the first mortgage bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the first mortgage bonds.  Specifically, the underwriters may sell a greater number of first mortgage bonds than they are required to purchase in connection with the offering, creating a syndicate short position.  In addition, the underwriters may bid for, and purchase, first mortgage bonds in the open market to cover syndicate short positions or to stabilize the price of the first mortgage bonds.  Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the first mortgage bonds in the offering of the first mortgage bonds, if the syndicate repurchases previously distributed first mortgage bonds in syndicate covering transactions, stabilization transactions or otherwise.  Any of these activities may stabilize or maintain the market price of the first mortgage bonds above independent market levels.  Neither we nor any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the first mortgage bonds.  The underwriters are not required to engage in any of these transactions and may end any of them at any time.

The underwriters also may impose a penalty bid.  This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because another underwriter has repurchased first mortgage bonds sold by or for the account of the other underwriter in stabilizing or short-covering transactions.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

It is expected that delivery of the first mortgage bonds will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+5”).  Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the first mortgage bonds on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the first mortgage bonds initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.  Purchasers of the first mortgage bonds who wish to trade the first mortgage bonds on the date of this prospectus supplement or the next succeeding business day should consult their own advisors.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in other investment banking or commercial banking transactions with us and our affiliates, including acting as lenders under our loan facilities and those of some of our affiliates.   They have received or will receive customary fees and commissions for these transactions.

No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of the first mortgage bonds or the possession, circulation or distribution of any material relating to us in any jurisdiction where action for such purpose is required.  Accordingly, the first mortgage bonds may not be offered or sold, directly or indirectly, nor may any offering material or advertisement in connection with the first mortgage bonds (including this document and any amendment or supplement hereto) be distributed or published, in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

PROSPECTUS

PUBLIC SERVICE COMPANY OF COLORADO

1800 Larimer Street, Suite 1100
Denver, Colorado 80202
(303) 571-7511

FIRST MORTGAGE BONDS
SENIOR DEBT SECURITIES

We may offer and sell from time to time, in one or more offerings, together or separately, any combination of the securities listed above and described in this prospectus. We may offer and sell these securities to or through one or more underwriters, dealers and/or agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in a supplement to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

You should carefully consider the risk factors set forth in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission before making any decision to invest in any of the securities described in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

 The date of this prospectus is October 5, 2010.

About this Prospectus	ii
Special Note Regarding Forward-Looking Statements	iii
Where You Can Find More Information	v
Our Company	1
Use of Proceeds	1
Ratio of Consolidated Earnings to Consolidated Fixed Charges	1
Description of the First Mortgage Bonds	2
Description of the Senior Debt Securities	18
Book-Entry System	25
Plan of Distribution	27
Legal Opinions	27
Experts	27

i

ABOUT THIS PROSPECTUS

This document is called a “prospectus,” and it provides you with a general description of securities we may offer. Each time we sell securities under this prospectus, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and in a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

Public Service Company of Colorado, a Colorado corporation, also referred to in this document as the Company, has filed a registration statement with the Securities and Exchange Commission, or the SEC, using a shelf registration process. Under this shelf process, we may offer and sell any combination of the securities described in this prospectus, in one or more offerings.

Our SEC registration statement containing this prospectus, including exhibits, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC’s web site or at the SEC’s offices. The SEC’s web site and street addresses are provided under the heading “Where You Can Find More Information.”

You should rely only on the information provided in this prospectus and in the related prospectus supplement, including any information incorporated by reference. No one is authorized to provide you with information different from that which is contained, or deemed to be contained, in the prospectus and related prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

Unless otherwise specified or unless the context requires otherwise, all references in this prospectus “PSCo,” “we,” “us,” “our,” and “the Company” or similar terms refer to Public Service Company of Colorado.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute “forward-looking statements.” When we use words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “projected,” “possible,” “potential,” “should” and similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

●	economic conditions, including inflation rates, monetary fluctuations and their impact on capital expenditures;

●
the risk of a significant slowdown in growth or decline in the U. S. economy, the risk of delay in growth recovery in the U. S. economy or the risk of increased cost for insurance premiums, security and other items as a consequence of past or future terrorist attacks;

●	trade, monetary, fiscal, taxation and environmental policies of governments, agencies and similar organizations in geographic areas where we have a financial interest;

●	customer business conditions, including demand for their products or services and supply of labor and materials used in creating their products and services;

●
financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the SEC, the Federal Energy Regulatory Commission, the Colorado Public Utilities Commission and similar entities with regulatory oversight;

●
availability or cost of capital such as changes in: interest rates; market perceptions of the utility industry, us, our parent company, Xcel Energy Inc., or Xcel Energy, or any of its other subsidiaries; or security ratings;

●
factors affecting utility and nonutility operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel or natural gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; environmental incidents; or electric transmission or natural gas pipeline constraints;

●	employee workforce factors, including loss or retirement of key executives, collective bargaining agreements with union employees or work stoppages;

●	increased competition in the utility industry or additional competition in the markets served by us;

●
state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and natural gas markets; industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of investments made under traditional regulation; nature of competitors entering the industry; retail wheeling; a new pricing structure; and former customers entering the generation market;

●	environmental laws and regulations, including legislation and regulations relating to climate change and the associated costs of compliance;

●
rate-setting policies or procedures of regulatory entities, including environmental externalities, which are values established by regulators assigning environmental costs to each method of electricity generation when evaluating generation resource options;

●	social attitudes regarding the utility and power industries;

●	cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

●	technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

●	risks associated with implementations of new technologies; and

●	other business or investment considerations that may be disclosed from time to time in our SEC filings or in other publicly disseminated written documents.

You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in further detail under “Business,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010, and in other documents that we file with the SEC and that are incorporated by reference in this prospectus. You may obtain copies of these documents as described below under the caption “Where You Can Find More Information.”

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, and other information with the SEC. Our SEC filings are available to the public on the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can also obtain copies of the documents at prescribed rates by writing to the Office of Investor Education and Advocacy of the SEC at 100 F Street, N.E., Washington, D.C. 20549.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, from the date of the prospectus until we sell all of the securities:

●	our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 1, 2010;

●	our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2010 and June 30, 2010, filed with the SEC on April 30, 2010 and August 2, 2010, respectively; and

●	our Current Reports on Form 8-K filed with the SEC on March 31, 2010, April 5, 2010, July 7, 2010 and August 18, 2010;

provided, however, that we are not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K unless specifically otherwise stated.

We are not required to provide annual reports to holders of our first mortgage bonds or senior debt securities and will not provide such annual reports unless specifically requested to do so by a holder.

We will provide, without charge, to each person, including any beneficial owner of our first mortgage bonds or senior debt securities, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents referred to above that have been incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request these documents from:

Attn:	Corporate Secretary
Public Service Company of Colorado
c/o Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-5500

v

OUR COMPANY

We were incorporated in 1924 under the laws of the State of Colorado. We are an operating utility engaged primarily in the generation, purchase, transmission, distribution and sale of electricity in Colorado. We also purchase, transport, distribute and sell natural gas to retail customers and transport customer-owned natural gas. At December 31, 2009, we provided electric utility service to approximately 1.4 million customers and natural gas utility service to approximately 1.3 million customers.

We own the following direct subsidiaries: 1480 Welton, Inc., which owns certain of our real estate interests; and Green and Clear Lakes Company, which owns water rights. We also own PSR Investments, Inc., which held certain former employees’ life insurance polices. Following settlement with the Internal Revenue Service during 2007, such policies were terminated. We also hold controlling interests in several other relatively small ditch and water companies.

We are a wholly owned subsidiary of Xcel Energy Inc., a Minnesota corporation. Xcel Energy was incorporated under the laws of the State of Minnesota in 1909. Among Xcel Energy’s other subsidiaries are Northern States Power Company, a Minnesota corporation, Southwestern Public Service Company, a New Mexico corporation, and Northern States Power Company, a Wisconsin corporation. Xcel Energy is a publicly held company and files periodic reports and other documents with the SEC. All of the members of our board of directors and many of our executive officers also are executive officers of Xcel Energy.

Our principal executive offices are located at 1800 Larimer Street, Suite 1100, Denver, Colorado 80202 and our telephone number is (303) 571-7511.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement relating to the issue of a particular series of first mortgage bonds or senior debt securities, we intend to use the net proceeds from the sale of the first mortgage bonds or senior debt securities offered in this prospectus for general corporate purposes, including capital expenditures, repayment of short-term debt and refunding of long-term debt at maturity or otherwise. We had no short-term debt outstanding as of June 30, 2010. The specific allocation of the proceeds of a particular series of the first mortgage bonds or senior debt securities will be described in the prospectus supplement relating to that series.

RATIO OF CONSOLIDATED EARNINGS TO CONSOLIDATED FIXED CHARGES

	Six Months Ended June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Ratio of consolidated earnings to consolidated fixed charges	3.4	3.2	3.5	2.4	2.2	2.1

For purposes of computing the ratio of consolidated earnings to consolidated fixed charges, (1) earnings consist of income from continuing operations before income taxes plus fixed charges, and (2) fixed charges consist of interest charges, including interest on long-term debt, life insurance policy borrowings, the interest component on leases, other interest charges and amortization of debt discount, premium and expense.

DESCRIPTION OF THE FIRST MORTGAGE BONDS

The description below contains summaries of selected provisions of the mortgage indenture, including supplemental indentures, under which the first mortgage bonds will be issued. These summaries are not complete. The mortgage indenture and the form of supplemental indenture, including the form of first mortgage bond, applicable to the first mortgage bonds have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the mortgage indenture so that you can easily locate these provisions. Capitalized terms used in the following summary have the meaning specified in the mortgage indenture unless otherwise defined below.

We are not required to issue future issues of indebtedness under the mortgage indenture described below. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness not issued under this prospectus.

The first mortgage bonds will be represented either by global securities registered in the name of The Depository Trust Company, or DTC, as depository, or the Depository, or its nominee, or by securities in certificated form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the caption “Book-Entry System” in this prospectus.

General

We may issue the first mortgage bonds from time to time in one or more series under an Indenture, dated as of October 1, 1993, as previously supplemented and to be supplemented by one or more new supplemental indentures relating to the first mortgage bonds being offered by this prospectus, all from us to U.S. Bank Trust National Association (formerly First Trust of New York, National Association) as successor trustee, which we collectively refer to as the Mortgage Indenture. We refer to the first mortgage bonds being offered by this prospectus and all other debt securities issued under the Mortgage Indenture as the first mortgage bonds, mortgage securities or mortgage bonds. References to business day(s) in this description of the first mortgage bonds means any day, other than a Saturday or Sunday, which is not a day on which banking institutions or trust companies in New York, New York (or any other city in which an office or agency is maintained for the purpose of payment of the first mortgage bonds) are generally authorized or required by law, regulation or executive order to remain closed.

The Mortgage Indenture does not limit the amount of mortgage securities that we may issue under it. However, we may issue mortgage securities under the Mortgage Indenture only on the basis of property additions, retired mortgage securities, cash or Class A Bonds (as discussed below). See “— Issuance of Additional Mortgage Securities” for more information about the limitations on the issuance of mortgage securities. At June 30, 2010, we had approximately $2.7 billion of our first mortgage bonds outstanding.

Prior to October 2005, we issued mortgage securities on the basis of Class A Bonds issued under our Indenture dated as of December 1, 1939 and supplemental indentures thereto, which we collectively refer to as the 1939 Indenture. Effective October 14, 2005, we discharged the 1939 Indenture in accordance with its terms. As a result, there are no Class A Mortgages (as discussed below) currently in effect and there are no Class A Bonds currently outstanding and the Mortgage Indenture has become the first lien on our electric properties, subject to certain permitted liens, and as described in more detail below.

The holders of outstanding first mortgage bonds do not, and, unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, the holders of any first mortgage bonds offered by this prospectus will not, have the right to require us to repurchase the first mortgage bonds if we become involved in a highly leveraged or change of control transaction. The Mortgage Indenture does not have any provision that is designed specifically in response to highly leveraged or change of control transactions. However, holders of first mortgage bonds would have the security afforded as described below under the caption “— Security.” In addition, any change in control transaction and any incurrence of substantial additional indebtedness, as first mortgage bonds or otherwise, by us in a transaction of that nature would require approval of state utility regulatory authorities and, possibly, of federal utility regulatory authorities. Management believes that these approvals would be unlikely in any transaction that would result in us, or our successor, having a highly leveraged capital structure.

When we offer to sell a particular series of first mortgage bonds, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

●	the title of the series;

●	any limit on the aggregate principal amount of the series;

●	the date or dates on which we will pay the principal of that series;

●	the rate or rates at which that series will bear interest or the method of calculating the rate or rates;

●	the date or dates from which interest will accrue;

●
the dates on which we will pay interest and the regular record dates for the interest payment dates and the persons to whom we will pay interest if different from the person in whose name the first mortgage bonds of that series are registered on the regular record date;

●	any redemption terms, including mandatory redemption through a sinking fund or otherwise, redemption at our option and redemption at the option of the holder;

●	the denominations in which we will issue that series, if other than $1,000 and multiples of $1,000 in excess thereof;

●	whether we will issue that series in whole or in part in book-entry form; and

●
any other terms of that series of first mortgage bonds, including, if applicable, any consents to modifications or waivers of covenants contained in the Mortgage Indenture or any Class A Mortgage (as discussed below).

(Section 301 of the Mortgage Indenture)

Unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise, we may from time to time, without the consent of the holders of that series of first mortgage bonds, reopen that series of first mortgage bonds and issue additional first mortgage bonds with the same terms (including maturity and interest payment terms) as that series of first mortgage bonds.

Payment of First Mortgage Bonds; Transfers; Exchanges

Unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, we will pay interest, if any, on each first mortgage bond payable on each interest payment date to the person in whose name the first mortgage bond is registered as of the close of business on the regular record date relating to that interest payment date. We will pay interest payable at maturity (whether at stated maturity, upon redemption or otherwise) to the person to whom principal is paid at maturity. If we fail to pay interest on any first mortgage bond when due, we will pay the defaulted interest to the holder of the first mortgage bond as of the close of business on a date selected by the Mortgage Indenture trustee which is not more than 30 days and not less than 10 days prior to the date we propose for payment or in any other lawful manner not inconsistent with the requirements of any securities exchange on which the first mortgage bond may be listed, if the Mortgage Indenture trustee deems the manner of payment practicable. (See Section 307 of the Mortgage Indenture)

Unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, we will pay the principal of and premium, if any, and interest at maturity upon presentation of the first mortgage bonds at the corporate trust office of U.S. Bank Trust National Association (formerly First Trust of New York, National Association) in New York, New York, as our paying agent. We may change the place of payment on the bonds. We may appoint one or more additional paying agents (including us) and may remove any paying agent, all at our discretion. (See Section 602 of the Mortgage Indenture and Article One of the Supplemental Indenture(s) relating to the first mortgage bonds)

Unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, you may register the transfer of first mortgage bonds, and exchange your first mortgage bonds for other first mortgage bonds of the same series and tranche, of authorized denominations and of like tenor and aggregate principal amount, at the corporate trust office of U.S. Bank Trust National Association (formerly First Trust of New York, National Association), in New York, New York, as security registrar. We may change the place for registration of transfer and exchange of first mortgage bonds, and we may designate one or more additional places for the registration of transfer and exchange of first mortgage bonds, all at our discretion. (See Sections 305 and 602 of the Mortgage Indenture)

Unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, no service charge will be made for any transfer or exchange of the first mortgage bonds, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with any registration of transfer or exchange of the first mortgage bonds. We are not required to execute or to provide for the registration of transfer or exchange of (1) any first mortgage bonds during a period of 15 days prior to giving any notice of redemption or (2) any first mortgage bonds selected for redemption in whole or in part, except the unredeemed portion of any first mortgage bonds being redeemed in part. (See Section 305 of the Mortgage Indenture)

Redemption

The prospectus supplement that describes a particular series of first mortgage bonds will set forth any terms for the optional or mandatory redemption of that particular series. Unless the prospectus supplement that describes a particular series of first mortgage bonds provides that such series of first mortgage bonds are redeemable at the option of a holder, the first mortgage bonds will be redeemable only at our option. To exercise our option to redeem any first mortgage bonds that are redeemable at our option, we will mail you a notice of redemption at least 30 days but not more than 60 days prior to the date fixed for redemption. If we elect to redeem fewer than all the first mortgage bonds of a series or any tranche of first mortgage bonds, the security registrar will select the particular first mortgage bonds to be redeemed by the method provided for any particular series, or if there is no such provision, by a method of random selection that the security registrar deems fair and appropriate. (See Sections 503 and 504 of the Mortgage Indenture)

Any notice of redemption at our option may state that the redemption will be conditional upon receipt by the paying agent or agents, on or prior to the date fixed for the redemption, of money sufficient to pay the principal, premium, if any, and interest, if any, on the first mortgage bonds and that if the money has not been so received, the notice will be of no force and effect and we will not be required to redeem the first mortgage bonds. (See Section 504 of the Mortgage Indenture)

While the original Mortgage Indenture contains provisions for the maintenance of the mortgaged property, it does not contain any provisions for a maintenance or sinking fund and, except as the prospectus supplement may provide, there will be no provisions for any maintenance or sinking funds for the first mortgage bonds.

Security

General.  Except as discussed under this caption and under the caption “— Issuance of Additional Mortgage Securities” below, all mortgage securities now or hereafter issued under the Mortgage Indenture will be secured, equally and ratably, primarily by the lien of the Mortgage Indenture on substantially all of our properties used or to be used in or in connection with the business of generating, purchasing, transmitting, distributing and/or selling electric energy, which lien constitutes, subject to specified exceptions, a first mortgage lien on such properties.

As discussed below under the caption “— Issuance of Additional Mortgage Securities — Class A Bonds,” if we acquire property subject to an existing mortgage and we assume all the obligations of the mortgagor under that mortgage, we could deliver to the Mortgage Indenture trustee bonds issued under that mortgage. We refer to all such pre-existing mortgages collectively as Class A Mortgages. If we were to deliver to the Mortgage Indenture trustee bonds issued under a Class A Mortgage, the mortgage securities would be secured by those bonds and, indirectly, by the lien of that Class A Mortgage on the properties subject to that Class A Mortgage in addition to the lien of the Mortgage Indenture on those properties and the other properties of the Company as discussed above. The lien of the Mortgage Indenture on the properties subject to that Class A Mortgage would be junior to the liens of the Class A Mortgage on those properties. We refer to all bonds that may be issued under the Class A Mortgages collectively as Class A Bonds.

So long as no Class A Mortgages are in effect, the Mortgage Indenture will constitute a first mortgage lien on all of our property subject to such lien, subject to specified permitted liens (as discussed below under the caption “— Lien of the Mortgage Indenture”). As discussed below under the caption “— Issuance of Additional Mortgage Securities — Class A Bonds,” at the date of this prospectus, there are no Class A Mortgages in effect.

Lien of the Mortgage Indenture.  The Mortgage Indenture constitutes a first mortgage lien on the property specifically or generally described or referred to in the Mortgage Indenture as subject to the lien of the Mortgage Indenture, except any property that has been disposed of or released from the lien of the Mortgage Indenture in accordance with the terms of the Mortgage Indenture, subject to no liens prior to the lien of the Mortgage Indenture other than the liens of any other Class A Mortgages and permitted liens.

Subject to recordation of appropriate supplements in the proper offices, the Mortgage Indenture effectively subjects to the lien of the Mortgage Indenture property used or to be used in the electric utility business (other than excepted property) that we acquired after the date of the execution and delivery of the Mortgage Indenture to the extent, and subject to the qualifications, described below. In addition, the mortgage securities will have the benefit of the prior lien of any Class A Mortgage on any property subject to such additional Class A Mortgage, to the extent of the aggregate principal amount of Class A Bonds issued under the respective Class A Mortgages and held by the Mortgage Indenture trustee for the benefit of holders of mortgage securities.

The properties subject to the lien of the Mortgage Indenture, whether currently owned or subsequently acquired, are our properties used or to be used in or in connection with the electric utility business (whether or not this is the sole use of the properties). Properties relating exclusively to our gas and steam businesses are not subject to the lien of the Mortgage Indenture.

The lien of the Mortgage Indenture is subject to permitted liens, which include:

●	tax liens and other governmental charges that are not delinquent or that are being contested in good faith;

●	specified workmen’s, materialmen’s and other similar liens;

●	specified judgment liens and attachments;

●
specified easements, leases, reservations or other rights of others (including governmental entities) in, on, over and/or across, and laws, regulations and restrictions affecting, and defects, irregularities, exceptions and limitations in title to, some of our property;

●	specified leasehold interests;

●	specified rights and interests of others that relate to common ownership or joint use of property and liens on the interests of others in the property;

●
specified non-exclusive rights and interests that we retain with respect to property used or to be used in or in connection with both the businesses in which the mortgaged property is used and any other businesses; and

●	specified other liens and encumbrances.

(See Granting Clauses and Section 101 of the Mortgage Indenture)

There are excepted from the lien of the Mortgage Indenture, among other things:

●	cash and securities not paid or delivered to, deposited with or held by the Mortgage Indenture trustee under the Mortgage Indenture;

●
all contracts, leases and other agreements of any kind, contract rights, bills, notes and other instruments, accounts receivable, claims, governmental and other permits, allowances and franchises, specified intellectual property rights and other intangibles;

●	automobiles, other vehicles, movable equipment, railcars and aircraft;

●	goods, stock in trade, wares and merchandise held for sale or lease in the ordinary course of business;

●	materials, supplies and other personal property consumable in the operation of the mortgaged property;

●	fuel, including nuclear fuel, whether or not consumable in the operation of the mortgaged property;

●	furniture and furnishings;

●	computers, machinery and telecommunication and other equipment used exclusively for corporate administrative or clerical purposes;

●
coal, ore, gas, oil and other minerals and timber, and rights and interests in any such minerals or timber, whether or not the minerals or timber have been mined or extracted or otherwise separated from the land;

●	electric energy, gas (natural or artificial), steam, water and other products that we generated, produced, manufactured, purchased or otherwise acquired;

●	leasehold interests that we hold as lessee; and

●	any of our property that is located outside of the State of Colorado.

(See	“Excepted Property” in Granting Clauses of the Mortgage Indenture)

Without the consent of the holders, we and the Mortgage Indenture trustee may enter into supplemental indentures in order to subject to the lien of the Mortgage Indenture additional property, whether or not used or to be used in or in connection with the electric utility business (including property which would otherwise be excepted from the lien). (See Section 1401 of the Mortgage Indenture) Any such additional property would then constitute property additions (so long as it would otherwise qualify as “property additions” as described below) and be available as a basis for the issuance of mortgage securities. See “— Issuance of Additional Mortgage Securities.”

As discussed above, the Mortgage Indenture subjects after-acquired property used or to be used in the electric utility business to its lien. These provisions are limited in the case of consolidation or merger (whether or not we are the surviving corporation) or transfer of the mortgaged property as, or substantially as, an entirety. In the event of consolidation or merger or the transfer of the mortgaged property as or substantially as an entirety, the Mortgage Indenture will not be required to be a lien upon any of the properties then owned or subsequently acquired by the successor corporation except properties acquired from us in or as a result of the transaction and improvements, extensions and additions to the properties and renewals, replacements and substitutions of or for any part or parts of the properties. (See Article 13 of the Mortgage Indenture and “— Consolidation, Merger, etc.” below) In addition, after-acquired property may be subject to liens existing or placed on the after-acquired property at the time of acquisition of the property, including, but not limited to, purchase money liens and the lien of any Class A Mortgage.

The Mortgage Indenture trustee has a lien, prior to the lien on behalf of the holders of mortgage securities, upon the mortgaged property for the payment of its reasonable compensation and expenses and for indemnity against specified liabilities. (See Section 1107 of the Mortgage Indenture)

Issuance of Additional Mortgage Securities

General.  Except as described below, the aggregate principal amount of mortgage securities that we can issue under the Mortgage Indenture is unlimited. (See Section 301 of the Mortgage Indenture) We can issue mortgage securities of any series from time to time on the basis, and in an aggregate principal amount not exceeding the sum, of:

●
70% of the cost or fair value to us (whichever is less) of property additions that do not constitute funded property after specified deductions and additions, primarily including adjustments to offset property retirements. Property additions generally include any property that we own and is subject to the lien of the Mortgage Indenture except goodwill, going concern value rights or intangible property, or any property the cost of acquisition or construction of which is properly chargeable to one of our operating expense accounts. (See Section 104 of the Mortgage Indenture) Funded property is generally property additions that have been:

●	made the basis of the authentication and delivery of mortgage securities, the release of mortgaged property or cash withdrawals;

●	substituted for retired property; or

●
used as the basis of a credit against, or otherwise in satisfaction of, any sinking, improvement, maintenance, replacement or similar fund, provided that mortgage securities of the series or tranche to which the fund relates remain outstanding;

●
the aggregate principal amount of retired mortgage securities (which consist of mortgage securities no longer outstanding under the Mortgage Indenture that have not been used for specified other purposes under the Mortgage Indenture and that have not been paid, redeemed or otherwise retired by the application of funded cash), but if Class A Bonds had been made the basis for the authentication and delivery of the retired mortgage securities, only if the retired mortgage securities became retired securities after the discharge of the related Class A Mortgage;

●	an amount of cash deposited with the Mortgage Indenture trustee; and

●	the aggregate principal amount of any Class A Bonds issued and delivered to the Mortgage Indenture trustee.

(See Article Four of the Mortgage Indenture)

As of June 30, 2010, the approximate amount of property additions and the amount of retired bonds available for use as the basis for the issuance of mortgage securities were $4.3 billion and $659.5 million, respectively.

Net Earnings Test.  In general, we cannot issue any mortgage securities unless at that time our adjusted net earnings for 12 consecutive months within the preceding 18 months is at least twice the annual interest requirements on the sum of:

●	all mortgage securities at the time outstanding;

●	new mortgage securities then being applied for;

●	all outstanding Class A Bonds other than Class A Bonds held by the Mortgage Indenture trustee under the Mortgage Indenture; and

●	all other indebtedness (with certain exceptions) secured by a lien prior to the lien of the Mortgage Indenture.

For purposes of calculating our interest requirements, any variable rate debt will be computed based on the rates in effect at the time we make the interest requirements calculation.

Adjusted net earnings are calculated before, among other things, provisions for income taxes; depreciation or amortization of property; interest and amortization of debt discount and expense; any non-recurring charge to income or retained earnings; and any refund of revenues that we previously collected or accrued subject to possible refund. In addition, profits or losses from the sale or other disposition of property, or non-recurring items of revenue, income or expense, are not included for purposes of calculating adjusted net earnings. (See Sections 103 and 401 of the Mortgage Indenture)

We do not have to satisfy the net earnings requirement if the additional mortgage securities to be issued will not have a stated interest rate prior to maturity. In addition, we are not required to satisfy the net earnings requirement prior to the issuance of mortgage securities:

●	issued on the basis of the delivery of Class A Bonds if the Class A Bonds have been authenticated and delivered under the related Class A Mortgage on the basis of retired Class A Bonds; or

●	issued on the basis of retired mortgage securities as described above.

For mortgage securities of a series subject to a periodic offering (such as a medium-term note program), the Mortgage Indenture trustee will be entitled to receive a certificate evidencing compliance with the net earnings requirements only once, at or prior to the time of the first authentication and delivery of the mortgage securities of the series. (See Article Four of the Mortgage Indenture)

At June 30, 2010, our adjusted net earnings would be 3.94 times the annual interest requirements on our mortgage securities, including the first mortgage bonds that we could issue pursuant to this prospectus at an assumed interest rate of 5%.

Class A Bonds.  To the extent that we issue the first mortgage bonds on the basis of Class A Bonds, the Mortgage Indenture trustee will own and hold these Class A Bonds, subject to the provisions of the Mortgage Indenture, for the benefit of the holders of all mortgage securities outstanding from time to time, and we will have no interest in the Class A Bonds. Class A Bonds issued as the basis of authentication and delivery of a series of mortgage securities:

●	will mature or be subject to mandatory redemption on the same dates, and in the same principal amounts, as the mortgage securities of that series; and

●
will contain, in addition to any mandatory redemption provisions applicable to all Class A Bonds outstanding under the related Class A Mortgage, mandatory redemption provisions correlative to provisions for mandatory redemption of the mortgage securities (pursuant to a sinking fund or otherwise) of that series, or for redemption at the option of the holder of the mortgage securities of that series.

Class A Bonds issued as the basis for the authentication and delivery of mortgage securities are not required to bear interest. To the extent that any such Class A Bonds do not bear interest, holders of mortgage securities will not have the benefit of the lien of the Class A Mortgage in respect of an amount equal to accrued interest, if any, on the first mortgage bonds; however, those holders will have the benefit of the lien of the Mortgage Indenture in respect of that amount.

The Mortgage Indenture trustee will apply any of our payments of principal, premium or interest on the Class A Bonds held by the Mortgage Indenture trustee to the payment of any principal, premium or interest, as the case may be, in respect of the mortgage securities that is then due. Our obligation under the Mortgage Indenture to make the payment in respect of the mortgage securities will at that time be deemed satisfied and discharged. If, at the time of any payment of principal of Class A Bonds, no principal is then due in respect of the mortgage securities, the payment in respect of the Class A Bonds will be deemed to constitute funded cash and will be held by the Mortgage Indenture trustee as part of the mortgaged property, to be withdrawn, used or applied as provided in the Mortgage Indenture. Any payment by us of principal, premium or interest on the mortgage securities authenticated and delivered on the basis of the issuance and delivery to the Mortgage Indenture trustee of Class A Bonds (other than by application of the proceeds of a payment in respect of the Class A Bonds) will be deemed to satisfy and discharge our obligation to make a payment of principal, premium or interest, in respect of the Class A Bonds that is then due. (See Section 702 of the Mortgage Indenture)

The Mortgage Indenture trustee may not sell, assign or otherwise transfer any Class A Bonds except to a successor trustee under the Mortgage Indenture. (See Section 704 of the Mortgage Indenture) At the time any mortgage securities of any series or tranche that have been authenticated and delivered upon the basis of the issuance and delivery to the Mortgage Indenture trustee of Class A Bonds cease to be outstanding (other than as a result of the application of the proceeds of the payment or redemption of the Class A Bonds), the Mortgage Indenture trustee will surrender to us an equal principal amount of those Class A Bonds. (See Section 703 of the Mortgage Indenture)

Under the terms of the Mortgage Indenture, if a corporation that was a mortgagor under a mortgage has merged into or consolidated with us, or has conveyed or otherwise transferred property to us subject to the lien of such a mortgage and we have assumed all the obligations of the mortgagor under such existing mortgage, and in either case such existing mortgage constitutes a lien on properties of such other corporation or on the transferred properties, as the case may be, prior to the lien of the Mortgage Indenture, we may designate the existing mortgage as a Class A Mortgage. Bonds subsequently issued under an additional mortgage would be Class A Bonds and could provide the basis for the authentication and delivery of mortgage securities. (See Section 706 of the Mortgage Indenture) When no Class A Bonds are outstanding under a Class A Mortgage except for Class A Bonds held by the Mortgage Indenture trustee, then, at our request and subject to satisfaction of specified conditions, the Mortgage Indenture trustee will surrender the Class A Bonds for cancellation and the related Class A Mortgage will be satisfied and discharged, the lien of the Class A Mortgage on our property will cease to exist and the priority of the lien of the Mortgage Indenture will be increased accordingly. (See Section 707 of the Mortgage Indenture)

The Mortgage Indenture contains no restrictions on the issuance of Class A Bonds in addition to Class A Bonds issued to the Mortgage Indenture trustee as the basis for the authentication and delivery of the mortgage securities.

Release of Property

Unless an event of default under the Mortgage Indenture has occurred and is continuing, we may obtain the release from the lien of the Mortgage Indenture of any funded property, except for cash held by the Mortgage Indenture trustee, by delivering to the Mortgage Indenture trustee cash equal to the cost of the property to be released (or, if less, the fair value to us of the property at the time it became funded property) less the aggregate of:

●	the aggregate principal amount of obligations delivered to the Mortgage Indenture trustee that are secured by purchase money liens upon the property to be released;

●
the cost or fair value to us (whichever is less) of certified property additions not constituting funded property after specified deductions and additions, primarily including adjustments to offset property retirements (except that the adjustments need not be made if the property additions were acquired or made within the 90-day period preceding the release);

●
an amount equal to 10/7ths of the principal amount of mortgage securities we would be entitled to issue on the basis of retired securities (with our right to issue a corresponding principal amount of mortgage securities being waived);

●
an amount equal to 10/7ths of the principal amount of outstanding mortgage securities delivered to the Mortgage Indenture trustee (with the mortgage securities to be cancelled by the Mortgage Indenture trustee);

●
an amount of cash and/or the aggregate principal amount of obligations secured by purchase money liens upon the property to be released, which in either case is evidenced to the Mortgage Indenture trustee by a certificate of the trustee or other holder of a lien prior to the lien of the Mortgage Indenture to have been received by the trustee or other holder in consideration for the release of the property or any part of the property from the lien, subject in either case to specified limitations on the aggregate credit which may be used; and

●	any taxes and expenses incidental to any sale, exchange, dedication or other disposition of the property to be released.

Property that is not funded property may generally be released from the lien of the Mortgage Indenture without depositing any cash or property with the Mortgage Indenture trustee as long as:

●
the aggregate amount of cost or fair value to us (whichever is less) of all property additions that do not constitute funded property (excluding the property to be released) after specified deductions and additions, primarily including adjustments to offset property retirements, is greater than zero; or

●
the cost or fair value (whichever is less) of property to be released does not exceed the aggregate amount of the cost or fair value to us (whichever is less) of property additions acquired or made within the 90-day period preceding the release.

The Mortgage Indenture provides simplified procedures for the release of property that has been released from the lien of a Class A Mortgage, minor properties and property taken by eminent domain. Also, under the Mortgage Indenture, we can dispose of obsolete property and grant or surrender specified rights without any release or consent by the Mortgage Indenture trustee.

If we continue to own any property released from the lien of the Mortgage Indenture, the Mortgage Indenture will not become a lien on any improvement, extension, renewal, replacement or substitution of or for any part or parts of such property. (See Article Eight of the Mortgage Indenture)

Withdrawal of Cash

Unless an event of default under the Mortgage Indenture has occurred and is continuing and subject to specified limitations, cash held by the Mortgage Indenture trustee may:

●	be withdrawn by us:

●
to the extent of the cost or fair value to us (whichever is less) of property additions not constituting funded property, after specified deductions and additions, primarily including adjustments to offset retirements (except that the adjustments need not be made if the property additions were acquired or made within the 90-day period preceding the release);

●
in an amount equal to 10/7ths of the aggregate principal amount of mortgage securities that we would be entitled to issue on the basis of retired securities (with the entitlement to the issuance being waived); or

●	in an amount equal to 10/7ths of the aggregate principal amount of any outstanding mortgage securities delivered to the Mortgage Indenture trustee; or

●	upon our request, be applied to:

●	the purchase of mortgage securities (at prices not exceeding 10/7ths of the principal amount of the purchased mortgage securities); or

●
the payment at stated maturity of any mortgage securities (or provision for the satisfaction and discharge of any mortgage securities) or the redemption (or similar provision for redemption) of any mortgage securities that are redeemable (with any mortgage securities received by the Mortgage Indenture trustee pursuant to these provisions being canceled by the Mortgage Indenture trustee); (see Section 806 of the Mortgage Indenture)

provided, however, that we may withdraw cash deposited with the Mortgage Indenture trustee as the basis for the authentication and delivery of mortgage securities, as well as cash representing a payment of principal of Class A Bonds, only in an amount equal to the aggregate principal amount of mortgage securities we would be entitled to issue on any basis (with the entitlement to the issuance being waived by operation of the withdrawal), or we may, at our request, apply this cash to the purchase, redemption or payment of mortgage securities at prices not exceeding, in the aggregate, the principal amount of the mortgage securities. (See Sections 405 and 702 of the Mortgage Indenture)

Consolidation, Merger, Etc.

We may not consolidate with or merge into any other corporation or convey, otherwise transfer or lease the mortgaged property as or substantially as an entirety to any person unless:

●
the transaction is on terms that will fully preserve in all material respects the lien and security of the Mortgage Indenture and the rights and powers of the Mortgage Indenture trustee and the holders of the mortgage securities;

●
the corporation formed by any consolidation or into which we are merged or the person that acquires by conveyance or other transfer, or that leases, the mortgaged property as, or substantially as, an entirety is a corporation organized and existing under the laws of the United States of America or any state or territory of the United States of America or the District of Columbia, and that corporation assumes our obligations under the Mortgage Indenture; and

●	in the case of a lease, the lease is made expressly subject to termination by us or by the Mortgage Indenture trustee at any time during the continuance of an event of default.

(See Section 1301 of the Mortgage Indenture)

Modification of Mortgage Indenture

Without the consent of any holders of mortgage securities, we and the Mortgage Indenture trustee may enter into one or more supplemental indentures for any of the following purposes:

●	to evidence our successor and our successor’s assumption of our covenants in the Mortgage Indenture and in the mortgage securities;

●
to add one or more of our covenants or other provisions for the benefit of all holders of mortgage securities or for the benefit of the holders of the mortgage securities of one or more specified series, or to surrender any right or power conferred upon us by the Mortgage Indenture;

●
to correct or amplify the description of any property at any time subject to the lien of the Mortgage Indenture; to better assure, convey and confirm to the Mortgage Indenture trustee any property subject or required to be subjected to the lien of the Mortgage Indenture; or to subject to the lien of the Mortgage Indenture additional property (including property of others), to specify any additional permitted liens with respect to the additional property and to modify the provisions in the Mortgage Indenture for dispositions of specified types of property without release in order to specify any additional items with respect to the additional property;

●
to change or eliminate any provision of the Mortgage Indenture or to add any new provision to the Mortgage Indenture, provided that if the change, elimination or addition adversely affects the interests of the holders of the mortgage securities of any series or tranche in any material respect, the change, elimination or addition will become effective with respect to the series or tranche only when no mortgage security of that series or tranche remains outstanding under the Mortgage Indenture;

●	to establish the form or terms of the mortgage securities of any series or tranche as permitted by the Mortgage Indenture;

●
to provide for the authentication and delivery of bearer securities and coupons representing interest, if any, on the bearer securities and for the procedures for the registration, exchange and replacement of bearer securities and for the giving of notice to, and the solicitation of the vote or consent of, the holders, and for any and all other incidental matters;

●	to evidence and provide for the acceptance of appointment by a successor trustee or by a co-trustee or separate trustee;

●	to establish procedures necessary to permit us to use a non-certificated system of registration for all, or any series or tranche of, the mortgage securities;

●	to change any place or places for payment, registration of transfer or exchange or where notices may be given; or

●
to cure any ambiguity, to correct or supplement any provision in the Mortgage Indenture that may be defective or inconsistent with any other provision in the Mortgage Indenture or to make any other changes to the provisions of the Mortgage Indenture or to add other provisions with respect to matters and questions arising under the Mortgage Indenture, so long as the other changes or additions do not adversely affect the interests of the holders of mortgage securities of any series or tranche in any material respect.

(See Section 1401 of the Mortgage Indenture)

In addition, if the Trust Indenture Act of 1939, as amended, referred to as  the Trust Indenture Act, is amended after the date of the original Mortgage Indenture in such a way as to require changes to the Mortgage Indenture or the incorporation into the Mortgage Indenture of additional provisions or so as to permit changes to, or the elimination of, provisions that, at the date of the original Mortgage Indenture or at any subsequent time, were required by the Trust Indenture Act to be contained in the Mortgage Indenture, the Mortgage Indenture will be deemed to have been amended so as to conform to the amendment or to effect the changes or elimination, and we and the Mortgage Indenture trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence or effect the amendment. (See Section 1401 of the Mortgage Indenture)

Except as provided above, the consent of the holders of not less than a majority in aggregate principal amount of the mortgage securities of all series then outstanding, considered as one class, is required for the purpose of adding any provisions to, or changing in any manner, or eliminating any of the provisions of, the Mortgage Indenture pursuant to one or more supplemental indentures. However, if less than all of the series of the mortgage securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of the outstanding mortgage securities of all of these series that are directly affected, considered as one class, will be required. If the mortgage securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the holders of one or more, but less than all, of the tranches, then the consent only of the holders of a majority in aggregate principal amount of the outstanding mortgage securities of all of these tranches that are directly affected, considered as one class, will be required. Notwithstanding the above, no such amendment or modification may:

●
change the stated maturity of the principal of, or any installment of principal of or interest on, any mortgage security, or reduce the principal amount of any mortgage security or the rate of interest on any mortgage security (or the amount of any installment of interest on any mortgage security), or change the method of calculating the rate, or reduce any premium payable upon the redemption of any mortgage security, or reduce the amount of the principal of any discount security that would be due and payable upon a declaration of acceleration of maturity, or change the coin or currency (or other property) in which any mortgage security or any premium or the interest on any mortgage security is payable, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any mortgage security (or, in the case of redemption, on or after the date fixed for redemption) without, in any such case, the consent of the holder of such mortgage security;

●
permit the creation of any lien not otherwise permitted by the Mortgage Indenture ranking prior to the lien of the Mortgage Indenture with respect to all or substantially all of the mortgaged property or terminate the lien of the Mortgage Indenture on all or substantially all of the mortgaged property, or deprive the holders of the benefit of the lien of the Mortgage Indenture, without, in any such case, the consent of the holders of all mortgage securities then outstanding;

●
reduce the percentage of the principal amount of the outstanding mortgage securities of any series, or any tranche, needed to consent to any supplemental indenture, any waiver of compliance with any provision of the Mortgage Indenture or of any default under the Mortgage Indenture and its consequences, or reduce the requirements for quorum or voting, without, in any such case, the consent of the holder of each outstanding mortgage security of the series or tranche; or

●
modify specified provisions of the Mortgage Indenture relating to supplemental indentures, waivers of specified covenants and waivers of past defaults with respect to the mortgage securities of any series, or any tranche of the mortgage securities, without the consent of the holder of each outstanding mortgage security of the series or tranche.

A supplemental indenture that changes or eliminates any covenant or other provision of the Mortgage Indenture that has expressly been included solely for the benefit of the holders of, or that is to remain in effect only so long as there will be outstanding mortgage securities of one or more specified series, or one or more tranches of the outstanding mortgage securities, or modifies the rights of the holders of mortgage securities of the series or tranches with respect to such covenant or other provision, will be deemed not to affect the rights under the Mortgage Indenture of the holders of the mortgage securities of any other series or tranche. (See Section 1402 of the Mortgage Indenture)

Voting of Class A Bonds

The Mortgage Indenture trustee will, as holder of any Class A Bonds issued as the basis for the issuance of the mortgage securities, attend the meetings of bondholders under the related Class A Mortgage, or deliver its proxy in connection with the meetings, for matters for which it is entitled to vote or consent. So long as no event of default as defined in the Mortgage Indenture has occurred and is continuing, the Mortgage Indenture trustee will, as holder of the Class A Bonds with respect to any amendments or modifications to any Class A Mortgage, vote all Class A Bonds outstanding under the Class A Mortgage then held by it, or consent with respect to the amendments or modifications, proportionately with the vote or consent of holders of all other Class A Bonds outstanding under the Class A Mortgage the holders of which are eligible to vote or consent, except that the Mortgage Indenture trustee will not vote in favor of, or consent to, any amendment or modification of a Class A Mortgage that, if it were an amendment or modification of the Mortgage Indenture, would require the consent of holders of the mortgage securities as described under the caption “— Modification of the Mortgage Indenture,” without the prior consent of holders of mortgage securities that would be required for the amendment or modification of the Mortgage Indenture. (See Section 705 of the Mortgage Indenture)

Waiver

The holders of at least a majority in aggregate principal amount of all mortgage securities of all affected series or tranches, considered as one class, may waive our obligations to comply with specified covenants, including the covenants to maintain our corporate existence and properties, pay taxes and discharge liens, maintain insurance and make the recordings and filings as are necessary to protect the security of the holders and the rights of the Mortgage Indenture trustee and the covenant described above with respect to merger, consolidation or the transfer or lease of the mortgaged property as, or substantially as, an entirety, provided that the waiver occurs before the time that compliance is required. (See Section 609 of the Mortgage Indenture)

Events of Default

Each of the following events will be an event of default under the Mortgage Indenture:

●	our failure to pay interest on any mortgage security within 60 days after the same becomes due;

●	our failure to pay principal of or premium, if any, on any mortgage security within 3 business days after maturity;

●
our failure to perform, or our breach of, any covenant or warranty contained in the Mortgage Indenture (other than a covenant or warranty a default in the performance of which or breach of which is dealt with elsewhere under this caption) for a period of 90 days after we have received a written notice from the Mortgage Indenture trustee or the holders of at least 33% in principal amount of outstanding mortgage securities, or unless the Mortgage Indenture trustee, or the Mortgage Indenture trustee and the holders of a principal amount of mortgage securities not less than the principal amount of mortgage securities the holders of that gave the notice, as the case may be, agree in writing to an extension of the period prior to its expiration. The Mortgage Indenture trustee, or the Mortgage Indenture trustee and the holders, as the case may be, will be deemed to have agreed to an extension of the period if we have initiated corrective action within the period and we are diligently pursuing such corrective action;

●	specified events relating to reorganization, bankruptcy and insolvency or appointment of a receiver or trustee for our property; and

●
the occurrence of a matured event of default under any Class A Mortgage (other than any such matured event of default that is of similar kind or character to the event of default described in the third bullet above and that has not resulted in the acceleration of the Class A Bonds outstanding under the Class A Mortgage); provided that the waiver or cure of any such event of default and the rescission and annulment of the consequences of a matured event of default will constitute a waiver of the corresponding event of default under the Mortgage Indenture and a rescission and annulment of the consequences of a matured event of default.

(See Section 1001 of the Mortgage Indenture)

Remedies

Acceleration of Maturity.  If an event of default under the Mortgage Indenture occurs and is continuing, then the Mortgage Indenture trustee or the holders of not less than 33% in principal amount of mortgage securities then outstanding may declare the principal amount (or if the mortgage securities are discount securities, the portion of the principal amount of the discount securities as may be provided for pursuant to the terms of the Mortgage Indenture) of all of the mortgage securities then outstanding, together with premium, if any, and accrued interest, if any, on the mortgage securities to be immediately due and payable. At any time after the declaration of acceleration of the mortgage securities then outstanding, but before the sale of any of the mortgaged property and before a judgment or decree for payment of money has been obtained by the Mortgage Indenture trustee, the event or events of default giving rise to the declaration of acceleration will, without further act, be deemed to have been waived, and the declaration and its consequences will, without further act, be deemed to have been rescinded and annulled, if:

●	we have paid or deposited with the Mortgage Indenture trustee a sum sufficient to pay:

●	all overdue interest, if any, on all mortgage securities then outstanding;

●
the principal of and premium, if any, on any mortgage securities then outstanding that have become due otherwise than by the declaration of acceleration and interest on such amounts at the rate or rates prescribed in the mortgage securities; and

●	all amounts due to the Mortgage Indenture trustee; and

●
any other event or events of default under the Mortgage Indenture, other than the non-payment of the principal of the mortgage securities that has become due solely by the declaration of acceleration, has been cured or waived in accordance with the provisions of the Mortgage Indenture.

(See	Sections 1002 and 1017 of the Mortgage Indenture)

Possession of Mortgaged Property.  Under certain circumstances and to the extent permitted by law, if an event of default occurs and is continuing, the Mortgage Indenture trustee may take possession of, and hold, operate and manage, the mortgaged property or, with or without entry, sell the mortgaged property. If the mortgaged property is sold, whether by the Mortgage Indenture trustee or pursuant to judicial proceedings, the principal of the outstanding mortgage securities, if not previously due, will become immediately due, together with premium, if any, and any accrued interest. (See Sections 1003, 1004 and 1005 of the Mortgage Indenture)

Right to Direct Proceedings.  If an event of default under the Mortgage Indenture occurs and is continuing, the holders of a majority in principal amount of the mortgage securities then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Mortgage Indenture trustee or exercising any trust or power conferred on the Mortgage Indenture trustee, provided that (1) the direction does not conflict with any rule of law or with the Mortgage Indenture, and could not involve the Mortgage Indenture trustee in personal liability in circumstances where indemnity would not, in the Mortgage Indenture trustee’s sole discretion, be adequate and (2) the Mortgage Indenture trustee may take any other action deemed proper by the Mortgage Indenture trustee that is not inconsistent with the direction. (See Section 1016 of the Mortgage Indenture)

Limitation on Right to Institute Proceedings.  No holder of any mortgage security may institute any proceeding, judicial or otherwise, with respect to the Mortgage Indenture or for the appointment of a receiver or for any other remedy under the Mortgage Indenture unless:

●	the holder has previously given to the Mortgage Indenture trustee written notice of a continuing event of default;

●
the holders of not less than a majority in aggregate principal amount of the mortgage securities then outstanding have made written request to the Mortgage Indenture trustee to institute proceedings in respect of the event of default and have offered the Mortgage Indenture trustee reasonable indemnity against costs and liabilities to be incurred in complying with the request; and

●
for 60 days after receipt of the notice, the Mortgage Indenture trustee has failed to institute any such proceeding and no direction inconsistent with the request has been given to the Mortgage Indenture trustee during the 60-day period by the holders of a majority in aggregate principal amount of the mortgage securities then outstanding.

Furthermore, no holder may institute any such action if and to the extent that the action would disturb or prejudice the rights of other holders. (See Section 1011 of the Mortgage Indenture)

No Impairment of Right to Receive Payment.  Notwithstanding that the right of a holder to institute a proceeding with respect to the Mortgage Indenture is subject to specified conditions precedent, each holder of a mortgage security has the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and interest, if any, on the mortgage security when due and to institute suit for the enforcement of any such payment, and the rights may not be impaired without the consent of the holder. (See Section 1012 of the Mortgage Indenture)

Notice of Default.  The Mortgage Indenture trustee must give the holders notice of any default under the Mortgage Indenture to the extent required by the Trust Indenture Act, unless the default has been cured or waived, except that the Mortgage Indenture trustee does not have to give notice of a default of the character described in the third bullet under the caption “— Events of Default” until at least 75 days after the occurrence of such an event. For purposes of the preceding sentence, the term “default” means any event that is, or after notice or lapse of time, or both, would become, an event of default. (See Section 1102 of the Mortgage Indenture) The Trust Indenture Act currently permits the Mortgage Indenture trustee to withhold notices of default (except for specified payment defaults) if the Mortgage Indenture trustee in good faith determines the withholding of the notice to be in the interests of the holders.

Indemnification of Trustee.  Before taking specified actions to enforce the lien of the Mortgage Indenture and institute proceedings on the mortgage securities, the Mortgage Indenture trustee may require adequate indemnity from the holders of the mortgage securities against costs, expenses and liabilities to be incurred in connection with the enforcement of the lien. (See Sections 1011 and 1101 of the Mortgage Indenture)

Additional Remedies.  In addition to every other right and remedy provided in the Mortgage Indenture, the Mortgage Indenture trustee may exercise any right or remedy available to the Mortgage Indenture trustee in its capacity as owner and holder of any Class A Bonds that arises as a result of a default or matured event of default under any Class A Mortgage, whether or not an event of default under the Mortgage Indenture has occurred and is continuing. (See Section 1020 of the Mortgage Indenture)

Remedies Limited by State Law.  The laws of the state or states in which the mortgaged property is located may limit or deny the ability of the Mortgage Indenture trustee or security holders to enforce certain rights and remedies provided in the Mortgage Indenture in accordance with its terms. (See Section 1014 of the Mortgage Indenture)

Defeasance

Any mortgage security or securities, or any portion of the principal amount of the mortgage security or securities, will be deemed to have been paid for purposes of the Mortgage Indenture, and, at our election, our entire indebtedness in respect of the Mortgage Indenture will be deemed to have been satisfied and discharged, if we have irrevocably deposited with the Mortgage Indenture trustee or any paying agent (other than us), in trust:

●	money (including funded cash not otherwise applied pursuant to the Mortgage Indenture);

●
in the case of a deposit made prior to the maturity of the applicable mortgage securities, eligible obligations (generally direct or indirect obligations of the U.S. government), which do not contain provisions permitting the redemption or other prepayment at the option of the issuer, the principal of and the interest on which when due, without any regard to reinvestment of the eligible obligations, will provide moneys that, together with the money, if any, deposited with or held by the Mortgage Indenture trustee or the paying agent; or

●	a combination of the first two bullets,

which will be sufficient to pay when due the principal of and premium, if any, and interest, if any, due and to become due on the mortgage security or securities or portions of the mortgage security or securities. (See Section 901 of the Mortgage Indenture)

Under current U.S. federal income tax law, a defeasance described in the preceding paragraph would be treated as a taxable exchange of the mortgage securities defeased for a series of non-recourse debt instruments secured by the assets in the defeasance trust. As a consequence, a holder might recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the mortgage securities and the value of the new debt instruments deemed to have been received in exchange. Holders should consult their own tax advisors as to the specific consequences to them of defeasance under the Mortgage Indenture.

Resignation or Removal of the Mortgage Indenture Trustee

The Mortgage Indenture trustee may resign at any time by giving written notice of resignation to us. The Mortgage Indenture trustee may be removed at any time by act of the holders of a majority in principal amount of mortgage securities then outstanding delivered to the Mortgage Indenture trustee and us. No resignation or removal of the Mortgage Indenture trustee and no appointment of a successor Mortgage Indenture trustee will become effective until a successor Mortgage Indenture trustee has accepted its appointment in accordance with the requirements of the Mortgage Indenture. So long as no event of default or event that, after notice or lapse of time, or both, would become an event of default has occurred and is continuing, if we have delivered to the Mortgage Indenture trustee a resolution of our Board of Directors appointing a successor Mortgage Indenture trustee and the successor has accepted the appointment in accordance with the terms of the Mortgage Indenture, the Mortgage Indenture trustee will be deemed to have resigned and the successor will be deemed to have been appointed as Mortgage Indenture trustee in accordance with the Mortgage Indenture. (See Section 1110)

Evidence to be Furnished to the Mortgage Indenture Trustee

When we are required to document our compliance with Mortgage Indenture provisions, we will provide the Mortgage Indenture trustee with written statements of our officers or other persons that we select or pay. In some cases, we will be required to furnish opinions of counsel and certification of an engineer, accountant, appraiser or other expert (who in some cases must be independent). In addition, the Mortgage Indenture requires that we give the Mortgage Indenture trustee, at least annually, a brief statement as to our compliance with the conditions and covenants under the Mortgage Indenture.

Concerning the Mortgage Indenture Trustee

We and our affiliates conduct banking transactions with affiliates of the Mortgage Indenture trustee in the normal course of our business and may use the Mortgage Indenture trustee or its affiliates as trustee for various debt issues.

Governing Law

The Mortgage Indenture is governed by and construed in accordance with the laws of the State of New York, except to the extent the Trust Indenture Act is applicable and except to the extent the law of any jurisdiction where property subject to the Mortgage Indenture is located mandatorily governs the perfection, priority or enforcement of the lien of the Mortgage Indenture with respect to that property.

DESCRIPTION OF THE SENIOR DEBT SECURITIES

The description below contains summaries of selected provisions of the indenture, including supplemental indentures, under which the unsecured senior debt securities, which we refer to as debt securities or senior debt securities, will be issued. These summaries are not complete. The indenture and the form of supplemental indenture, including the form of senior debt security, applicable to the senior debt securities have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the following summary have the meaning specified in the indenture unless otherwise defined below.

We are not required to issue future issues of indebtedness under the indenture described below. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness not issued under this prospectus.

The senior debt securities will be represented either by global securities registered in the name of DTC, as the Depository, or its nominee, or by securities in certificated form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the caption “Book-Entry System” in this prospectus.

General

We may issue senior debt securities from time to time in one or more series under an Indenture, dated as of July 1, 1999, as previously supplemented and to be supplemented by one or more supplemental indentures relating to the senior debt securities being offered by this prospectus, all from us to The Bank of New York Mellon Trust Company, N.A., as trustee, which we collectively refer to as the Indenture. The Indenture does not contain any debt covenants or provisions that would afford holders of the senior debt securities protection in the event of a highly leveraged transaction.

The senior debt securities will be our unsecured obligations. The Indenture does not limit the aggregate principal amount of senior debt securities that we may issue under the Indenture and does not limit the incurrence or issuance of other secured or unsecured debt by us. (See Section 301 of the Indenture) As of June 30, 2010, there were no senior debt securities outstanding under the Indenture. As of June 30, 2010, there was approximately $2.7 billion aggregate principal amount of our first mortgage bonds outstanding under our Mortgage Indenture. The Mortgage Indenture constitutes, subject to specified exceptions, a first mortgage lien on substantially all of our properties used or to be used in or in connection with the business of generating, purchasing, transmitting, distributing and/or selling electric energy (See “Description of the First Mortgage Bonds”).

The senior debt securities will rank as equal in right of payment to our other unsecured indebtedness, except for any indebtedness that, by its terms, is subordinate to the senior debt securities.

When we offer to sell a particular series of senior debt securities, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

●	the title of the series;

●	any limit on the aggregate principal amount of the series;

●	whether any of the senior debt securities of that series will be issued in global form and, if so, the identity of the depository and the specific terms of the depository arrangements;

●	the date or dates on which the principal is payable;

●	the rate or rates at which the senior debt securities of that series will bear interest or the method of determining the rate or rates;

●	the date or dates from which interest will accrue;

●	the dates on which the interest will be payable and the regular record dates for the interest payment dates;

●	the place or places where the principal of, premium, if any, and interest will be payable;

●	any redemption terms, including mandatory redemption through a sinking fund or otherwise, redemption at our option and redemption at the option of the holder;

●	the denominations in which the senior debt securities will be issuable, if other than denominations of $1,000 and multiples $1,000 in excess thereof;

●	additional events of default if other than those set forth in the Indenture;

●
whether the provisions of the Indenture relating to defeasance and covenant defeasance will be applicable to the senior debt securities of that series, provided that the provisions will apply unless the covenants are expressly stated to be inapplicable to the senior debt securities of that series; and

●	any other terms of the senior debt securities of that series.

(See	Section 301 of the Indenture)

Unless the prospectus supplement that describes a particular series of senior debt securities provides otherwise, we may from time to time, without the consent of the holders of that series of senior debt securities, reopen that series of senior debt securities and issue additional senior debt securities with the same terms (including maturity and interest payment terms) as that series of senior debt securities.

Periodic Offering

We may offer senior debt securities of any series in a periodic offering in which any or all of the specific terms of each security of the series may vary from other securities of that series, including with respect to rate or rates of interest on the securities, if any, the stated maturity of each security, the redemption provisions, if any, and such other terms as may be permitted by the Indenture and determined by us from time to time as provided in the Indenture and described in the applicable prospectus supplement.

Discount Security

A senior debt security may provide that an amount less than the principal amount of the senior debt security would be due and payable if it were to be accelerated because of an event of default. Senior debt securities containing such a provision would be offered and sold at a substantial discount below their principal amount. Special federal income tax, accounting and other considerations relating to those securities will be described in the applicable prospectus supplement.

Payment of Senior Debt Securities; Transfers; Exchanges

Unless the prospectus supplement that describes a particular series of senior debt securities says otherwise with respect to that series, we will pay interest, if any, on each senior debt security payable on each interest payment date to the person in whose name the senior debt security is registered as of the close of business on the regular record date relating to that interest payment date. We will pay interest payable at maturity to the person to whom principal is paid at maturity. If there has been a default in the payment of interest on any senior debt security, the defaulted interest may be paid to the holder of the senior debt security as of the close of business on a date selected by the senior debt security trustee. The date selected must not be more than 15 days and not less than 10 days prior to the date we propose for payment of the defaulted interest. Defaulted interest may also be paid in any other lawful manner permitted by requirements of any securities exchange on which the senior debt security may be listed, if the Indenture trustee deems the manner of payment practicable. (See Section 307 of the Indenture)

Unless the prospectus supplement that describes a particular series of senior debt securities says otherwise with respect to that series, the principal of and premium, if any, and interest at maturity will be payable upon presentation of the senior debt securities at the corporate trust office of The Bank of New York Mellon Trust Company, N.A., as our Paying Agent. We may change the place of payment. We may appoint one or more additional paying agents and may remove any paying agent, all at our discretion. (See Section 1002 of the Indenture)

Unless the prospectus supplement that describes a particular series of senior debt securities says otherwise with respect to that series, the transfer of senior debt securities may be registered, and senior debt securities may be exchanged for other senior debt securities of the same series and tranche, of authorized denominations and of like tenor and aggregate principal amount, at the corporate trust office of The Bank of New York Mellon Trust Company, N.A., as security registrar. We may change the place for registration of transfer and exchange of senior debt securities, and we may designate one or more additional places for the registration of transfer and exchange of senior debt securities, all at our discretion. (See Sections 305 and 1002 of the Indenture)

Unless the prospectus supplement that describes a particular series of senior debt securities says otherwise with respect to that series, no fee for service will be charged for any transfer or exchange of the senior debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with any registration of transfer or exchange of the senior debt securities. We are not required to execute or to provide for the registration of transfer or exchange of (1) any senior debt security during a period of 15 days prior to giving any notice of redemption or (2) any senior debt security selected for redemption in whole or in part, except the unredeemed portion of any senior debt security being redeemed in part. (See Section 305 of the Indenture)

Redemption

The prospectus supplement that describes a series of senior debt securities will set forth any terms for the optional or mandatory redemption of that particular series. Unless the prospectus supplement says that senior debt securities are redeemable at the option of a holder, senior debt securities that are redeemable will be redeemable only at our option upon notice by mail at least 30 days prior to the date fixed for redemption. If fewer than all the senior debt securities of a series are to be redeemed, the particular senior debt securities to be redeemed will be selected by the trustee by the method provided for that series or, if no method is provided, substantially pro rata, by lot or by any other method as the trustee considers fair and appropriate and which complies with the requirement of the principal national securities exchange, if any, on which the senior debt securities are listed. If senior debt securities of a series or tranche have different terms and different maturities, we may select the particular senior debt securities to be redeemed. (See Sections 1103 and 1104 of the Indenture)

If redemption is at our option, the notice of redemption may state that the redemption will be conditional upon receipt by the paying agent or agents, on or prior to the date fixed for the redemption, of money sufficient to redeem all of the senior debt securities called for redemption, including accrued interest, if any. If no money has been received, the notice will not be effective and we will not be required to redeem the senior debt securities. (See Section 1104 of the Indenture)

Consolidation, Merger or Sale

The Indenture provides that we will not consolidate with or merge with or into any other corporation, whether or not we are the surviving corporation, or sell, assign, transfer or lease all or substantially all of our properties and assets as an entirety or substantially as an entirety to any person or group of affiliated persons, in one transaction or a series of related transactions, unless:

●
either we are the continuing person or the person, if other than us, formed by the consolidation or with which or into which we are merged or the person, or group of affiliated persons, to which all or substantially all of our properties and assets as an entirety or substantially as an entirety are sold, assigned, transferred or leased is a corporation, or constitute corporations, organized under the laws of the United States or any State of the United States or the District of Columbia and expressly assumes, by an indenture supplemental to the Indenture, executed and delivered to the Indenture trustee in a form satisfactory to the Indenture trustee, all of our obligations under the senior debt securities issued under the Indenture and all of our obligations under the Indenture;

●	immediately before and after giving effect to the transaction or series of transactions, no event of default, and no default, has occurred and is continuing; and

●	we deliver to the Indenture trustee an officer’s certificate and an opinion of counsel stating that the consolidation, merger or transfer and the supplemental indenture comply with the Indenture.

(See Article Eight of the Indenture)

Events of Default

The following are events of default under the Indenture with respect to senior debt securities of any series issued under the Indenture:

●	our failure to pay interest on any senior debt security of that series when due and the failure continues for 30 days and the time for payment has not been extended or deferred;

●
our failure to pay the principal of, or premium, if any, on, any senior debt security of that series when due and payable at maturity, and upon redemption but excluding any failure by us to deposit money in connection with any redemption at our option, and the time for payment has not been extended or deferred;

●
our failure to observe or perform any other covenant, warranty or agreement contained in the senior debt securities of that series or in the Indenture, other than a covenant, agreement or warranty included in the Indenture solely for the benefit of senior debt securities other than that series, and the failure continues for 60 days after we have received written notice from the Indenture trustee or holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of that series;

●	specified events of bankruptcy, insolvency or reorganization relating to us;

●
our failure to pay any installment of interest when due on any other series of senior debt securities issued pursuant to the Indenture and the failure continues for 30 days, or our failure to pay the principal of, or premium, if any, on any such other series of senior debt securities when due and payable at maturity, including upon redemption but excluding any failure by us to deposit money in connection with any redemption at our option, and the time for payment of that interest or principal (or premium, if any) has not been extended or deferred; and

●	any other event of default with respect to senior debt securities of that series specified in the applicable prospectus supplement.

(See Section 501 of the Indenture)

Remedies

Acceleration of Maturity.  If an event of default with respect to senior debt securities of any series, other than due to events of bankruptcy, insolvency or reorganization, occurs and is continuing, the Indenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of that series, by notice in writing to us, and to the Indenture trustee if given by the holders of at least 25% in aggregate principal amount of the senior debt securities of that series, may declare the unpaid principal of and accrued interest to the date of acceleration, or, if the senior debt securities are original issue discount securities, the portion of that principal as may be specified in the terms of the Indenture, on all the outstanding senior debt securities of that series to be due and payable immediately and, upon any such declaration, the senior debt securities of that series, or specified principal amount, will become immediately due and payable. (See Section 502 of the Indenture)

If an event of default occurs due to bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on the outstanding senior debt securities of all series will become immediately due and payable without any declaration or other act on the part of the Indenture trustee or any holder of any senior debt security. (See Section 502 of the Indenture)

The holders of a majority of the principal amount of the outstanding senior debt securities of that series, upon the conditions provided in the Indenture, may rescind an acceleration and its consequences. (See Section 502 of the Indenture)

Right to Direct Proceedings.  The holders of a majority in principal amount of the outstanding senior debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture trustee, or exercising any trust or power conferred on the Indenture trustee, with respect to the senior debt securities of that series; provided that (1) the direction is not in conflict with any law or the Indenture; (2) the Indenture trustee may take any other action deemed proper by the Indenture trustee that is not inconsistent with the direction; and (3) subject to its duties under the Trust Indenture Act, the Indenture trustee need not take any action that might involve the Indenture trustee in personal liability or might be unduly prejudicial to the holders not joining in the action. (See Section 512 of the Indenture)

Limitation on Rights to Institute Proceedings.  No holder of the senior debt securities of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the Indenture, unless:

●	the holder has previously given to the Indenture trustee written notice of a continuing event of default with respect to the senior debt securities of that series;

●
the holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of that series have made written request to the Indenture trustee, and the holder or holders have offered to the Indenture trustee reasonable indemnity, to institute the proceeding as trustee; and

●
the Indenture trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding senior debt securities of that series a direction inconsistent with the request, within 60 days after the notice, request and offer.

(See Section 507 of the Indenture)

No Impairment of Right to Receive Payment.  Notwithstanding any other provision of the Indenture, the holder of any senior debt security will have the absolute and unconditional right to receive payment of the principal of (and premium, if any) and interest on that senior debt security when due, and to institute suit for enforcement of that payment. This right may not be impaired without the consent of the holder. (See Section 508 of the Indenture)

Notice of Default.  The Indenture provides that the Indenture trustee must, within 30 days after the occurrence of any default or event of default with respect to senior debt securities of any series issued under the Indenture, give the holders of senior debt securities of that series notice of all uncured defaults or events of default known to it (the term “default” includes any event that after notice or passage of time or both would be an event of default); provided, however, that, except in the case of an event of default or a default in payment on any senior debt securities of any series, the Indenture trustee will be protected in withholding the notice if and so long as the board of directors, the executive committee or directors or responsible officers of the Indenture trustee in good faith determine that the withholding of the notice is in the interest of the holders of senior debt securities of the affected series. (See Section 602 of the Indenture)

Indemnification of Trustee.  Subject to the provisions of the Indenture relating to the duties of the Indenture trustee if an event of default occurs and is continuing, the Indenture trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Indenture trustee reasonable indemnity. (See Section 603 of the Indenture)

Waiver.  The holders of not less than a majority in aggregate principal amount of the outstanding senior debt securities of any series may on behalf of the holders of all senior debt securities of that series waive any default or event of default with respect to that series, except a default or event of default in the payment of the principal of, or premium, if any, or any interest, if any, on any senior debt securities of that series or in respect of a provision that under the Indenture cannot be modified or amended without the consent of the holder of each outstanding senior debt securities of that series affected. (See Section 513 of the Indenture)

Modification of Indenture

We and the Indenture trustee may modify the Indenture, without notice to or the consent of any holders of senior debt securities, with respect to specified matters, including:

●	to add one or more covenants or other provisions for the benefit of holders of senior debt securities of one or more series or to surrender any of our rights or powers under the Indenture;

●	to cure any ambiguity, defect or inconsistency or to correct or supplement any provision that may be inconsistent with any other provision of the Indenture; or

●	to make any change that does not materially adversely affect the interests of any holder of senior debt securities of any series.

If the Trust Indenture Act is amended after the date of the original Indenture in such a way as to require or permit changes to the Indenture, or the elimination of provisions that, at the date of the original Indenture or at any time subsequently were required by the Trust Indenture Act, the Indenture will be automatically amended to conform to the amendment or to make the changes or elimination. The Indenture trustee will, at our request, enter into one or more supplemental indentures with us to evidence or effect the amendment. (See Section 901 of the Indenture)

In addition, we, together with the Indenture trustee, may modify some of our rights and obligations and the rights of holders of the senior debt securities with the consent of the holders of at least a majority in aggregate principal amount of the outstanding senior debt securities of each series affected thereby.

No amendment or modification may, without the consent of each holder of any outstanding senior debt security affected:

●	change the stated maturity of the principal of, or any installment of principal of or interest on, any such senior debt security;

●
reduce the principal amount of, or the rate of interest on, or any premium payable upon the redemption of, or extend the time for payment of, any such senior debt security, or extend the time for payment of those amounts or reduce the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity of the senior debt security;

●	change the place of payment, or the coin or currency, for payment of principal of, or premium, if any, or interest on any senior debt security;

●	impair the right to institute suit for the enforcement of any payment on or with respect to any such senior debt security;

●
reduce the percentage in principal amount of outstanding senior debt securities of any series necessary to modify or amend the Indenture, or to waive compliance with specified provisions of the Indenture or defaults or events of default under the Indenture and their consequences;

●	change the redemption provisions in a manner adverse to any such holder of senior debt securities of that series; or

●
modify any of the foregoing provisions or any of the provisions relating to the waiver of specified past defaults or specified covenants except to increase the percentage of holders required to consent or waive or to provide that specified other provisions may not be modified or waived without the consent of each holder affected thereby.

(See Article Nine of the Indenture)

Defeasance

When we use the term defeasance, we mean discharge from some or all of our obligations under the Indenture. If we deposit with the trustee funds or U.S. government obligations the scheduled payments of principal and interest in respect of which is sufficient to make payments of principal of (and premium, if any) and interest on the senior debt securities of a series or tranche thereof on the dates those payments are due and payable, then, at our option, either of the following will occur:

●
“covenant defeasance,” which means that we will no longer have any obligation to comply with the restrictive covenants under the Indenture and any other restrictive covenants that apply to that series or tranche of the senior debt securities, and the related events of default will no longer apply to us; or

●
“legal defeasance,” which means that we will be discharged from our payment obligations, in addition to the obligations referred to above, with respect to the senior debt securities of that series or tranche.

So long as no default or event of default with respect to the senior debt securities of any series has occurred and is continuing, we may affect either a legal defeasance or a covenant defeasance in respect of senior debt securities of that series or tranche by:

●
depositing with the Indenture trustee, under the terms of an irrevocable trust agreement, money or U.S. government obligations or a combination sufficient to pay, when due, all remaining indebtedness on the senior debt securities of that series;

●
delivering to the Indenture trustee either an opinion of counsel or a ruling directed to the Indenture trustee from the Internal Revenue Service to the effect, among other things, that the holders of the senior debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and termination of obligations; and

●	complying with specified other requirements set forth in the Indenture.

(See Section 1304 of the Indenture)

Evidence to be Furnished to the Indenture Trustee

The Indenture provides that we must periodically file statements with the Indenture trustee regarding our compliance with all conditions and covenants of the Indenture. (See Section 704 of the Indenture)

Concerning the Indenture Trustee

We and our affiliates conduct banking transactions with the Indenture trustee in the normal course of business.

Governing Law

The Indenture is governed by and construed in accordance with the laws of the State of New York, without regard to conflict of laws principles, except to the extent that the Trust Indenture Act is applicable.

BOOK-ENTRY SYSTEM

Each series of securities offered by this prospectus may be issued in the form of one or more global securities representing all or part of that series of securities. This means that we will not issue certificates for that series of securities to the holders. Instead, unless we specify otherwise in the applicable prospectus supplement, a global security representing that series will be deposited with, or on behalf of, DTC, or its successor, as the Depository and registered in the name of the Depository or a nominee of the Depository. However, unless we specify otherwise in the applicable prospectus supplement, if the aggregate principal amount of any issue exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such issue.

The Depository will keep an electronic record of its participants (for example, your broker) whose clients have purchased securities represented by a global security. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred, except that the Depository, its nominees and their successors may transfer a global security as a whole to one another.

Beneficial interests in global securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

We will wire principal, interest and any premium payments to the Depository or its nominee. We and the applicable trustee will treat the Depository or its nominee as the owner of the global security for all purposes, including any notices and voting. Accordingly, we, the applicable trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global security to owners of beneficial interests in a global security.

Unless otherwise specified in the prospectus supplement that describes a particular series of first mortgage bonds or senior debt securities, DTC will act as Depository for those securities issued as global securities. The securities will be registered in the name of Cede & Co., DTC’s partnership nominee, or such other name as may be requested by an authorized representative of DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, or Direct Participants, deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, or Indirect Participants. The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at http://www.dtcc.com and http://www.dtc.org.

Purchases of global securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the global securities on DTC’s records. The ownership interest of each actual purchaser of each security, or Beneficial Owner, is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the global securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in global securities, except in the event that use of the book-entry system for the global securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the securities of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the global securities unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds and distributions on the global securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds and distributions to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving reasonable notice to us or the applicable trustee. Under such circumstances, in the event that a successor securities depository is not obtained, securities certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents are not responsible for the accuracy of the information or performance by DTC of its obligations under the rules and procedures governing its operations or otherwise.

Any underwriters, dealers or agents of any of the securities may be Direct Participants of DTC.

PLAN OF DISTRIBUTION

We intend to sell the securities offered by this prospectus to or through underwriters or dealers, and we may also sell the securities directly to other purchasers or through agents, or through any combination of these. The terms under which the securities are offered and the method of distribution will be set forth in the prospectus supplement relating to an issue of securities.

The distribution of the first mortgage bonds or debt securities described in this prospectus may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

In connection with the sale of the securities, underwriters may receive compensation from us or from purchasers of the securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act. Any person who may be deemed to be an underwriter will be identified, and any compensation received from us will be described in the prospectus supplement relating to an issue of securities.

Under agreements into which we may enter in connection with the sale of the securities, underwriters, dealers and agents who participate in the distribution of the securities may be entitled to indemnification by us against specified liabilities, including liabilities under the Securities Act.

No person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, that information or representation must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction to any person to whom it is unlawful to make the offer in the jurisdiction. Neither the delivery of this prospectus nor any sale made under this prospectus will, under any circumstances, create any implication that the information in this prospectus is correct as of any time subsequent to the date of this prospectus or that there has been no change in our affairs since that date.

LEGAL OPINIONS

Unless otherwise indicated in the applicable prospectus supplement, legal opinions relating to the validity of the securities being offered by this prospectus and certain other matters will be rendered by our counsel, Faegre & Benson LLP, Denver, Colorado, counsel for the company. Unless otherwise indicated in the prospectus supplement relating to a particular series of securities, certain legal matters will be passed upon for the underwriters, dealers or agents named in a prospectus supplement by Dewey & LeBoeuf LLP, New York, New York.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$

Public Service Company of Colorado

    % First Mortgage Bonds, Series No. 22 due 2041
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PROSPECTUS SUPPLEMENT
                   , 2011
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Joint Book-Running Managers

BNP PARIBAS	Credit Suisse	Mizuho Securities